SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	2019 Annual Results Announcement.

99.2	Investment and Construction Project with Annual Production of 24,000 tons of Precursor and 12,000 tons of 48K Large Tow Carbon Fiber.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 29, 2020	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	Chairman of the Board of Directors

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code:00338)

2019 Annual Results Announcement

1.	IMPORTANT MESSAGE

1.1

The Board of Directors (the “Directors”) (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2019 annual report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2019 annual report of the Company, and severally and jointly accept responsibility.

1.2

This annual results announcement is extracted from the full text of the 2019 annual report. The Chinese version of the full report is published on the websites of the Shanghai Stock Exchange (“SSE”), The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) and the Company. For details, investors are advised to read the full text of the 2019 annual report.

1.3	Director(s) who has/have not attended the Board meeting for approving the 2019 annual report of the Company is/are:

Name of Director	Position	Reasons for Absence	Name of Proxy
Lei Dianwu	Non-Executive Director	Business Engagement	Wu Haijun

1.4

The financial statements for the year ended 31 December 2019 (the “Reporting Period”), prepared under the People’s Republic of China (“PRC” or “China”)’s Accounting Standards (“CAS”) as well as the International Financial Reporting Standards (“IFRS”), were audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers, respectively, and both firms have issued unqualified opinions on the financial statements in their auditors’ reports.

1.5

In 2019, the net profit attributable to equity shareholders of the Company amounted to RMB2,213,716 thousand under CAS (net profit of RMB2,215,728 thousand under IFRS). According to the 2019 profit distribution plan approved by the Board on 25 March 2020, the Board proposed to distribute a dividend of RMB0.12 per share (including tax) (the “Final Dividend”) based on the total number of issued shares of the Company as at the record date for distributing dividend. The 2019 profit distribution plan will be implemented subject to approval of the Company’s 2019 annual general meeting (the “AGM”). The date and time of the AGM and book closure arrangement will be announced later. The notice of the AGM will be announced separately in accordance with the provisions of the Articles of Association of the Company. The notice of the AGM, the accompanying circular and proxy form will be despatched to holders of H shares in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”).

Subject to the passing of the resolution by the shareholders of the Company at the AGM, the Final Dividend is expected to be distributed on or around Tuesday, 21 July 2020 to shareholders whose names appear on the register of members of the Company’s H shares at the close of business on Monday, 29 June 2020. The Final Dividend is denominated and declared in Renminbi. The Final Dividend payable to the holders of the Company’s A shares shall be paid in Renminbi while those payable to the holders of the Company’s H shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rates for Hong Kong dollars as announced by the Foreign Exchange Trading Centre of the PRC one calendar week prior to the approval of the Final Dividend at the AGM.

The Company is expected to close the register of members of the Company’s H shares from Wednesday, 24 June 2020 to Monday, 29 June 2020 (both days inclusive), during which period no transfer of H shares will be registered in order to confirm the shareholders’ entitlement to receive the Final Dividend. The holders of the Company’s H shares who wish to receive the Final Dividend should lodge the transfer documents and relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Tuesday, 23 June 2020.

The record date for dividend distribution, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be announced separately.

2.	CORPORATE INFORMATION

2.1	Corporate information

Place of listing of A shares:	Shanghai Stock Exchange
Stock abbreviation of A shares:	上海石化
Stock code of A shares:	600688
Place of listing of H shares:	Hong Kong Stock Exchange
Stock abbreviation of H shares:	SHANGHAI PECHEM
Stock code of H shares:	00338
Place of listing of American	New York Stock Exchange
Depositary Receipts (ADR):
Code of American Depositary	SHI
Receipts (ADR):
Registered address and business	48 Jinyi Road, Jinshan District, Shanghai,
address:	PRC
Postal Code:	200540
Principal place of business in	Room 605, Island Place Tower, 510 King’s
Hong Kong:	Road, Hong Kong
Website of the Company:	www.spc.com.cn
E-mail address:	spc@spc.com.cn

2.2	Contact persons and contact details

	President, Acting Secretary to the Board	Securities Affairs Representative
Name	Wu Haijun	Yu Guangxian
Address	48 Jinyi Road, Jinshan	48 Jinyi Road, Jinshan
	District, Shanghai, PRC,	District, Shanghai, PRC,
	Postal Code: 200540	Postal Code: 200540
Tel	8621-57943143	8621-57933728
Fax	8621-57940050	8621-57940050
E-mail	wuhaijun@spc.com.cn	yuguangxian@spc.com.cn

2.3	Introduction of main business or products during the Reporting Period

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of petroleum products, intermediate petrochemicals, resins and plastics and synthetic fibres. The Company sells most of its products within the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC.

The Company’s high-quality development is supported by the ever-increasing demand in the PRC for petrochemical products. Relying on the competitive advantage of its high degree of integration, the Company is optimizing its product mix, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants.

3.	ACCOUNTING DATA AND FINANCIAL INDICATORS

3.1	Major accounting data (Prepared under CAS)

Unit:RMB’ 000

Major accounting data	2019	2018	Increase/decrease compared to the previous year(%)	2017
Revenue	100,346,048	107,764,908	-6.88	92,013,569
Total profit	2,654,116	6,748,976	-60.67	7,851,234
Net profit attributable to shareholders of the Company	2,213,716	5,277,186	-58.05	6,141,558
Net profit attributable to shareholders of the Company excluding non-recurring items	2,073,020	5,067,583	-59.09	6,293,745
Net cash flows generated from operating activities	5,121,209	6,695,099	-23.51	7,078,482

	End of 2019	End of 2018	Increase/decrease compared to the previous year end (%)	End of 2017
Total equity attributable to equity shareholders of the Company	29,885,341	30,370,126	-1.60	28,256,306
Total assets	45,636,128	44,539,960	2.46	39,609,536

3.2	Major financial indicators (Prepared under CAS)

Major financial indicators	2019	2018	Increase/decrease compared to the previous year (%)	2017
Basic earnings per share (RMB/share)	0.205	0.488	-57.99	0.568
Diluted earnings per share (RMB/share)	0.205	0.488	-57.99	0.568
Basic earnings per share excluding non-recurring items (RMB/share)	0.192	0.468	-58.97	0.583
Return on net assets (weighted average) (%)*	7.143	16.211	Decreased by 9.07 percentage points	20.840
Return on net assets excluding non-recurring items (weighted average) (%)*	6.726	15.567	Decreased by 8.84 percentage points	21.356
Net cash flow per share generated from operating activities (RMB/share)	0.473	0.619	-23.59	0.655

	End of 2019	End of 2018	Increase/decrease compared to the previous year end (%)	End of 2017
Net assets per share attributable to shareholders of the Company (RMB/share)*	2.761	2.806	-1.60	2.613
Gearing ratio (%)	34.228	31.553	Increased by 2.68 percentage points	27.943

*	The above-mentioned net assets do not include minority shareholders’ interests.

3.3	Non-recurring items (Prepared under CAS)

Unit: RMB’ 000

Non-recurring items	2019	2018	2017
Gains/(losses) on disposal of non-current assets	158,551	172,508	-13,017
Losses/(gains) on disposal of long-term equity	-60,951	1,622	10,339
Employee reduction expenses	-45,394	-34,450	-176,954
Government grants recognised through profit or loss (excluding government grants pursuant to the State’s unified standard sum and quota to closely related corporate business)	79,678	126,329	75,703
Income from external entrusted lendings	—	11	1,164
Net (losses)/gains on settlement of foreign exchange option and forward foreign exchange contracts	-15,316	14,520	-1,516
Other non-revenue and expenses other than those mentioned above	-42,322	-55,092	-44,159
Effect on non-controlling interests (after tax)	3,515	-7,079	-1,526
Tax effect for the above items	-5,997	-8,766	-2,221
Income from structured deposit	86,848	—	—
Payments for sale of financial assets at fair value through other comprehensive income	-19,513	—	—
Gains from derivative financial assets and fair value changes of liabilities	1,597	—	—

Total	140,696	209,603	-152,187

3.4	Financial information prepared under IFRS (for the past five years)

Unit: RMB million

Year ended 31 December	2019	2018	2017	2016	2015
Net sales	88,055.7	95,613.5	79,218.3	65,936.5	67,037.2
Profit before income tax	2,656.1	6,808.1	7,852.9	7,778.3	4,237.2
Profit for the year	2,227.1	5,336.2	6,154.2	5,981.5	3,310.4
Profit attributable to owners of the Company	2,215.7	5,336.3	6,143.2	5,968.5	3,274.3
Basic earnings per share (RMB/share)	0.205	0.493	0.569	0.553	0.303
Diluted earnings per share (RMB/share)	0.205	0.493	0.568	0.552	0.303
Basic and diluted earnings per share (RMB/share) (restated)*	N/A	N/A	N/A	N/A	N/A
As at 31 December:
Total equity attributable to owners of the Company	29,863.3	30,346.1	28,230.2	24,722.0	19,797.3
Total assets	45,494.1	44,385.9	39,443.5	33,945.6	27,820.6
Total liabilities	15,500.2	13,923.5	10,927.9	8,942.4	7,726.3

*	After the implementation of capitalisation of the capital reserve in December 2013, the total number of issued shares of the Company increased from 7.2 billion shares to 10.8 billion shares.
*	The first tranche of the Company’s Share Option Incentive Scheme was exercised in August 2017. As a result, the total number of issued shares of the Company increased by 14,176.6 thousand shares.
*	The second tranche of the Company’s Share Option Incentive Scheme was exercised in January 2018. As a result, the total number of issued shares of the Company increased by 9,636.9 thousand shares.

3.5	Major quarterly financial data in 2019 (Prepared under CAS)

Unit:RMB’ 000

	First Quarter (January to March)	Second Quarter (April to June)	Third Quarter (July to September)	Fourth Quarter (October to December)
Revenue	25,136,233	26,856,350	23,377,016	24,976,449
Net profit attributable to shareholders of the Company	610,653	526,588	534,891	541,584
Net profit attributable to shareholders of the Company excluding non-recurring items	624,529	513,200	384,523	550,768
Net cash flows (used)/ generated from operating activities	-1,089,708	1,335,682	-660,602	5,535,837

4.	INFORMATION ON SHAREHOLDERS’ SHAREHOLDING AND CONTROL

4.1	Shareholdings of the top ten shareholders as at the end of the Reporting Period

Number of shareholders as at the end of the Reporting Period	87,549
Number of shareholders as at the end of the month immediately preceding the publication date of the annual report	90,981

Shareholding of the top ten shareholders

		Increase/
		decrease of
		shareholding	Number of		Number of
		during the	shares held at		shares held
		Reporting	the end of the	Percentage of	with selling	Pledged/Frozen
	Class of	Period	Reporting	shareholding	restrictions	Status of	Number	Nature of
Full name of shareholder	shares	(Shares)	Period (Shares)	(%)	(Shares)	Shares	of Shares	shareholder
China Petroleum & Chemical Corporation	A shares	0	5,460,000,000	50.44	0	None	0	State-owned legal person
HKSCC (Nominees) Limited	H shares	-3,457,074	3,454,683,747	31.92	0	Unknown	—	Overseas legal person
China Securities Finance Corporation Limited	A shares	0	324,111,018	2.99	0	None	0	Others
HKSCC Limited	A shares	-1,021,789	77,677,135	0.72	0	None	0	Others
Central Huijin Investment Ltd.	A shares	0	67,655,800	0.63	0	None	0	Others
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	A shares	0	45,222,300	0.42	0	None	0	Others
China Universal Asset Management Co., Ltd. - 1103 Combination of Social Security	A shares	+45,000,620	45,000,620	0.42	0	None	0	Others
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	A shares	0	43,531,469	0.40	0	None	0	Others
China Asset Fund – Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	A shares	0	43,083,750	0.40	0	None	0	Others
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others

Note on connected relationship or acting in concert of the above shareholders:

Among the above-mentioned shareholders, China Petroleum & Chemical Corporation (“Sinopec Corp.”), a State-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee and HKSCC Limited is the nominal holder of the company’s Shanghai-Hong Kong Stock Connect. Apart from the above, the Company is not aware of any connected relationships among the other shareholders, or whether any other shareholder constitutes an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies.

4.2	Diagram of the ownership and controlling relationship among the Company, the controlling shareholder and the de facto controller

*	Including 553,150,000 H shares in Sinopec Corp. held by Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of Sinopec Group, through HKSCC (Nominees) Limited.

4.3	Interests and short positions of the substantial shareholders of the Company in shares and underlying shares of the Company

As at 31 December 2019, so far as was known to the Directors or chief executive of the Company, the interests and short positions of the Company’s substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and Supervisors) in the shares and underlying shares of the Company who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) or as recorded in the register of interests required to be kept under section 336 of the SFO were as set out below:

Interests in ordinary shares of the Company

Name of shareholders	Interests held or deemed as held (shares)	Note	Percentage of total issued shares of the Company (%)	Percentage of total issued shares of the relevant class (%)	Capacity
China Petroleum & Chemical	5,460,000,000 A shares (L) Shares of legal person	(1)	50.44(L)	74.50(L)	Beneficial owner
The Bank of New York Mellon Corporation	436,867,031 H shares (L) 367,331,900 H shares (S) 61,158,279 H shares (P)	(2)	4.04(L) 3.39(S) 0.57(P)	12.50(L) 10.51(S) 1.75(P)	Interests of controlled corporation
BlackRock, Inc.	310,415,788 H shares (L)	(3)	2.87(L)	8.88(L)	Interests of controlled corporation
Corn Capital Company Limited	211,008,000 H shares (L) 200,020,000 H shares (S)	(4)	1.95(L) 1.85(S)	6.04(L) 5.72(S)	Beneficial owner
Hung Hin Fai	211,008,000 H shares (L)	(4)	1.95(L)	6.04(L)	Interests of controlled
	200,020,000 H shares (S)	(4)	1.85(S)	5.72(S)	corporation
Yardley Finance Limited	200,020,000 H shares (L)	(5)	1.85(L)	5.72(L)	Secured equity holders
Chan Kin Sun	200,020,000 H shares (L)	(5)	1.85(L)	5.72(L)	Interests of controlled corporation
Citigroup Inc.	247,632,514 H shares (L) 382,000 H shares (S) 228,109,392 H shares (P)	(6)	2.29(L) 0.01(S) 2.11(P)	7.08(L) 0.01(S) 6.52(P)	Secured equity holders, Interests of controlled corporation, and approved lending agents

(L): Long position; (S): Short position; (P): Lending Pool

Note:

(1)

Based on the information obtained by the Directors from the website of the Hong Kong Stock Exchange and as far as the Directors are aware, Sinopec Group directly and indirectly owned 68.77% of the issued share capital of Sinopec Corp. as at 31 December 2019. By virtue of such relationship, Sinopec Group is deemed to have an interest in the 5,460,000,000 A shares of the Company directly owned by Sinopec Corp.

(2)

All the 436,867,031 H shares (long position) and 367,331,900 H shares (short position) are deemed to be held by The Bank of New York Mellon Corporation, due to control of multiple companies (among which 367,331,900 H shares (short position) are held through physical-settlement unlisted derivatives) Below are the companies indirectly or wholly owned by The Bank of New York Mellon Corporation:

(2.1)

All the 436,861,231 H shares (long position) and 367,331,900 H shares (short position) are held by The Bank of New York Mellon. Since The Bank of New York Mellon is wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 436,861,231 H shares (long position) and 367,331,900 H shares (short position) of the Company held by The Bank of New York Mellon.

(2.2)

All the 2,900 H shares (long position) are held by BNY MELLON, NATIONAL ASSOCIATION. Since BNY MELLON NATIONAL ASSOCIATION is wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 2,900 H shares (long position) of the Company held by BNY MELLON, NATIONAL ASSOCIATION.

(2.3)

All the 2,900 H shares (long position) were held by BNY Mellon Corporate Trustee Services Limited. Since BNY Mellon Corporate Trustee Services Limited is indirectly wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 2,900 H shares (long position) of the Company held by BNY Mellon Corporate Trustee Services Limited.

(3)

All the 310,415,788 H shares (long position) are deemed to be held by BlackRock, Inc., due to control of multiple companies.(among which 944,000 H shares (long position) are held through cash settled unlisted derivatives) Below are the companies indirectly wholly owned by BlackRock, Inc:

(3.1)

All the 7,210,900 H shares (long position) are held by BlackRock Investment Management, LLC. Since BlackRock Investment Management, LLC is indirectly wholly owned by BlackRock, Inc. through Trident Merger, LLC, BlackRock, Inc. is deemed to have an interest in the 7,210,900 H shares (long position) of the Company held by BlackRock Investment Management, LLC.

(3.2)

All the 23,766,700 H shares (long position) are held by BlackRock Financial Management, Inc. Since BlackRock Financial Management, Inc. is indirectly wholly owned by BlackRock, Inc. through BlackRock Holdco 2, Inc., BlackRock, Inc. is deemed to have an interest in the 23,766,700 H shares (long position) of the Company held by BlackRock Financial Management, Inc. In addition, BlackRock Financial Management, Inc. is interested in the shares of the Company through the following companies:

(3.2.1)	6,906,000 H shares (long position) are held by BlackRock Advisors, LLC.

(3.2.2)	BlackRock Holdco 4, LLC is wholly owned by BlackRock Financial Management, Inc. BlackRock Holdco 4, LLC is interested in the shares of the Company through the following companies:

(3.2.2.1)	83,718,659 H shares (long position) are held by BlackRock Institutional Trust Company, National Association.

(3.2.2.2)	93,172,000 H shares (long position) are held by BlackRock Fund Advisors.

(3.3)

86% of interest in BR Jersey International Holdings L.P. are indirectly held by BlackRock, Inc. BR Jersey International Holdings L.P. is interested in the shares of the Company through the following companies:

(3.3.1)	9,689,963 H shares (long position) are held by BlackRock Japan Co., Ltd. (which is indirectly wholly owned by BR Jersey International Holdings L.P.)

(3.3.2)	938,000 H shares (long position) are held by BlackRock Asset Management Canada Limited (which is 99.9% indirectly held by BR Jersey International Holdings L.P.)

(3.3.3)	4,112,300 H shares (long position) are held by BlackRock Investment Management (Australia) Limited (which is indirectly wholly owned by BR Jersey International Holdings L.P.)

(3.3.4)	1,930,089 H shares (long position) are held by BlackRock Asset Management North Asia Limited (which is indirectly wholely owned by BR Jersey International Holdings L.P.)

(3.3.5)	1,732,000 H shares (long position) are held by BlackRock (Singapore) Limited (which is indirectly wholly owned by BR Jersey International Holdings L.P.)

(3.4)

90% of interest in BlackRock Group Limited is indirectly held by BR Jersey International Holdings L.P. (See (3.3) above). BlackRock Group Limited is interested in the shares of the Company through the following companies, which are directly or indirectly wholly owned by BlackRock Group Limited:

(3.4.1)	552,000 H shares (long position) are held by BlackRock (Netherlands) B.V.

(3.4.2)	988,000 H shares (long position) are held by BlackRock Advisors (UK) Limited.

(3.4.3)	23,357,362 H shares (long position) are held by BlackRock Investment Management (UK) Limited.

(3.4.4)	9,401,425 H shares (long position) are held by BlackRock Fund Managers Limited.

(3.4.5)	372,000 H shares (long position) are held by BlackRock International Limited.

(3.4.6)	6,021,390 H shares (long position) are held by BlackRock Life Limited.

(3.4.7)	33,675,000 H shares (long position) are held by BlackRock Asset Management Ireland Limited.

(3.4.8)	2,844,000 H shares (long position) are held by BLACKROCK (Luxembourg) S.A.

(3.4.9)	28,000 H shares (long position) are held by BlackRock Asset Management (Schweiz) AG.

(4)

These shares were held by Corn Capital Company Limited. Hung Hin Fai held 100% interests in Corn Capital Company Limited. Pursuant to the SFO, Hung Hin Fai was deemed to be interested in the shares held by Corn Capital Company Limited.

(5)

These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun was deemed to be interested in the shares held by Yardley Finance Limited.

(6)

Of the H shares (long position) held by Citigroup Inc., 4,081,000 H shares (long position) are held through physical-settlement listed derivatives and 226,000 H shares (long position) are held through cash settled unlisted derivatives. Of the H shares (short position) held by Citigroup Inc., 382,000 H shares (short position) are held through cash settled unlisted derivatives. In addition, Citigroup Inc. is deemed to hold a total of 3,181,122 H shares (long position) and 382,000 H shares (short position) of the Company, due to control of multiple companies. The following companies are indirectly owned by Citigroup Inc.:

(6.1)

All the 228,109,392 H shares (long position) are held by Citibank, N.A. Since Citibank, N.A. is wholly owned by Citigroup Inc., Citigroup Inc. is deemed to have an interest in the 228,109,392 H shares (long position) of the Company held by Citibank, N.A.

(6.2)

All the 29,000 H shares (long position) are held by Citigroup Global Markets Inc. Since Citigroup Global Markets Inc. is indirectly wholly owned by Citigroup Inc., Citigroup Inc. is deemed to have an interest in the 29,000 H shares (long position) of the Company held by Citigroup Global Markets Inc.

(6.3)

All the 19,493,122 H shares (long position) and 382,000 H shares (short position) are held by Citigroup Global Markets Limited. Since 90% of interest in Citigroup Global Markets Limited are indirectly held by Citigroup Inc., Citigroup Inc. is deemed to have an interest in the 19,493,122 H shares (long position) and 382,000 H shares (short position) of the Company held by Citigroup Global Markets Limited.

(6.4)

All the 1,000 H shares (long position) are held by Citicorp Trust South Dakota. Since Citicorp Trust South Dakota is indirectly wholly owned by Citigroup Inc., Citigroup Inc. is deemed to have an interest in the 1,000 H shares (long position) of the Company held by Citicorp Trust South Dakota.

Save as disclosed above, as at 31 December 2019, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interests or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under section 336 of the SFO.

5.	REPORT OF THE DIRECTORS (MANAGEMENT DISCUSSION AND ANALYSIS)

(Unless otherwise specified, the financial information included in this “Management Discussion and Analysis” section was extracted from the financial statements prepared under IFRS.)

5.1	General – Review of the Company’s operations during the Reporting Period

In 2019, the global economy faced severe challenges. Uncertain factors brought about by trade frictions and geopolitical tensions have slowed down the economic growth of advanced and developing economies and emerging markets. In the face of increasingly complex and severe domestic and international situations, our country adhered to the guideline of making progress while maintaining stability, and focused on supply-side structural reforms to promote high-quality development. In 2019, the economic operation was generally stable but continued to slow down. Gross domestic product (GDP) increased by 6.1%, representing a decrease of 0.5% year-on-year. Under the influences of Sino-US trade friction, frequent security accidents, industrial zone closures and enterprises’ suspension and rectification, China’s petrochemical industry faced greater downward pressure on economic operation. The performance of enterprises declined significantly as the market continued to be weak.

In 2019, the Group actively responded to the complicated and severe domestic and international economic and industry situations, and focused on safety and environmental protection, operational optimization, cost reduction, transformational development, reforms in difficult areas and team development. All work was advanced in an orderly manner.

(i)	Strengthening safety and environmental protection to ensure smooth operation of the devices

In 2019, the Group implemented the new HSSE management system to deepen process safety management; continued to carry out the activity of “I Make Diagnosis for Safety” to investigate and discover hidden dangers; launched LDAR Full Coverage and “10,000 Employees Checking Odor” to discover and repair leaking point in time; and strengthened the daily management of flare gas and emission control of equipment maintenance during driving and halt. The Group successfully passed the reexamination of Environmentally Friendly Enterprises in China, passed the review of Sinopec Group and Cleanser Production in Shanghai, and won the title of Sinopec Group Green Enterprise. As the Group strengthened production and operation management and intensified the management and examination of unplanned halt, 7 unplanned halts occurred in 2019, with the number and duration of unplanned halt decreasing by 22.20% and 73.30% respectively. The operation of devices maintained smooth. Among the 59 major technological and economic indicators monitored, 34 items were better than the annual level of last year, with a year-on-year progress rate of 57.63%.

In 2019, due to the stable operation of the Group’s devices and the increasing total volume of processing crude oil, the production volume of the Group increased, with the total main production volume reaching 13,910,400 tons, up by 4.60% year-on-year. The Group’s turnover reached RMB100,270 million, representing a decrease of 6.89% year-on-year. The product sales rate and payment return rate of the Group were 100.02% and 100% respectively. The products continued to remain high-quality.

	Production			Sales
Products	2019 (10,000 tons)	2018 (10,000 tons)	Year-on- year change	2019 (10,000 tons)	2018 (10,000 tons)	Year-on- year change
Diesel Note 1	384.50	373.08	3.06%	384.14	372.70	3.07%
Gasoline	346.84	322.92	7.41%	345.31	325.67	6.03%
Jet Fuel Note 1	187.86	146.82	27.95%	135.39	100.37	34.89%
Paraxylene	66.68	67.30	-0.92%	45.55	49.82	-8.57%
Benzene Note 2	37.33	34.86	7.09%	32.98	31.02	6.32%
Ethylene Glycol	28.67	41.52	-30.95%	18.23	30.65	-40.52%
Ethylene Oxide	27.55	19.43	41.79%	26.69	18.48	44.43%
Ethylene Note 2	84.13	77.78	8.16%	0.19	2.90	-93.45%
Polyethylene	53.73	41.79	28.57%	53.58	41.62	28.74%
Polypropylene	46.96	49.36	-4.86%	43.36	49.37	-12.17%
Polyester Pellet Note 2	35.90	40.65	-11.69%	28.09	27.18	-3.35%
Acrylic	13.69	11.32	20.94%	13.70	11.33	20.92%
Polyester Staple	3.94	4.77	-17.40%	3.94	4.16	-5.29%

Note 1: Sales volume dose not include the processing business.

Note 2: The difference between production and sales is internal sales.

The above-mentioned sales volume does not include the trading of petrochemical products of the Group.

(ii)	Price of the products fell under weak oil and petrochemical markets

In 2019, under the severe and complicated domestic and international economic situations, oil and petrochemical industries faced great downward pressure. Price of petrochemical products fell under the sluggish market. As the demand for refined oil products slowed down and supplies increased, product competition became increasingly fierce. As of 31 December 2019, the weighted average prices (excluding tax) of synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products of the Group decreased by 13.24%, 11.48%, 17.48% and 4.28% year-on-year respectively.

(iii)	International crude oil prices fluctuated and average price fell throughout the year, while crude oil processing volume increased

The international crude oil market fluctuated in 2019. From the initial concerns about tightening supply gradually to the global economic slowdown, dragging down oil demand, international crude oil prices have shown a trend of rising and then declining, moving in a wide range. The crude oil price went up unilaterally in the first quarter, shock fell in the second quarter, moved in a wide range in the third quarter, and went up unilaterally again in the fourth quarter. Brent crude oil futures basically ran between USD53-73/barrel throughout the year, within which the futures fluctuated in the range of USD58-65/barrel most of the time. By the end of 2019, the Brent crude oil price increased by 23.00% year-on-year, while the West Texas Intermediate crude oil (WTI) increased by 34.50% year-on-year. However, the average price of crude oil in 2019 was still lower than that in 2018. The average price of WTI crude oil in 2019 was USD57.01/barrel, down by 11.23% from USD64.22/barrel in 2018; the average price of Brent crude oil in 2019 was USD64.16/barrel, down by 10.38% from USD71.59/barrel in 2018; the average price of Dubai crude oil in 2019 was USD63.95/barrel, down by 8.47% from USD69.87/barrel in 2018.

As of 31 December 2019, the Group processed 15,199,400 tons of crude oil (including 1,064,600 tons of crude oil processing on given materials), up by 5.71% or 820,400 tons year-on-year. The average unit cost of crude oil processed by the Group (proprietary part) was RMB3,330.63/ton (2018: RMB3,382.38/ton), down by 1.53%. In 2019, the total cost of the Group’s crude oil processing was RMB47,077 million, an increase of 1.97% over the previous year’s RMB46,168 million, accounting for 54.54% of the total cost of sales.

(iv)	Further optimized operation and improved the ability to increase efficiency

In 2019, the Group actively promoted the optimization of structure of crude oil, controlled crude oil stock and reduced costs of crude oil procurement. The Group optimized the structure of oil products, increased the output of gasoline, jet fuel and petrochemicals and raised the proportion of high value-added products with a growth rate of 7.41% in gasoline production and 27.95% in jet fuel production as well as a decrease of 0.05 in diesel to gasoline ratio. In addition, the Group encouraged market expansion and boosted sales with the annual exports of heavy low-sulfur marine fuel oil reaching 37,800 tons. The black polyethylene pipe plastic products successfully entered China Gas Holdings with sales increasing by 13.55% year-on-year. Moreover, the Group arranged field visits for technical experts and carried out the establishment of intelligent marketing service system to improve service quality. The Group implemented costs reduction by cutting the annual financial expenses to RMB363 million, a fall of RMB25.6 million year-on-year, strengthened the management of cash flow with a year-on-year decrease of 16.71% in the inventory balance, and controlled the key expenses including repairs, reducing nearly RMB100 million in the actual expenses compared to the goal.

(v)	Continued to deepen energy conservation and emission reduction

In 2019, to meet the national requirements of energy conservation and emission reduction, the Group implemented a series of measures to achieve the goal set by the government. In 2019, the Company’s accumulated comprehensive energy consumption was 7.150 million tons of standard coal, and the comprehensive energy consumption was 0.745 tons of standard coal per RMB10,000 (unchanged price in 2010), representing a decrease of 1.97% compared with the annual total of 0.760 tons of standard coal per RMB10,000 last year. Compared to last year, the annual emissions of COD, sulfur dioxide and nitrogen oxides decreased by 9.02%, 7.14% and 12.70%, respectively. The average concentration of VOCs at the boundary of the plant decreased by 3.83% year-on-year. The Group achieved 100% wastewater discharge compliance rate, 100% controlled waste gas discharge compliance rate and 100% hazardous waste disposal compliance rate. The average heat efficiency of heating furnaces was 92.60%, basically the same as last year.

(vi)	Accelerated development and pushed forward the scientific R&D and informatization

In 2019, the Group started the 400,000 tons/year oil cleaning project, achieved mid-term delivery of the precursor part of the second stage of PAN (Polyacrylonitrile) based carbon fiber project with annual production of 1,500 tons, and completed the Sinopec’s demonstration of 48K large tow carbon fiber. The Group vigorously promoted regional cooperation with neighboring SCIP and Zhejiang Dushan Port Economic Development Zone to reach a development consensus on new materials. The Group strengthened technical researches in the field of new energy, made technical improvements on carbon fiber equipment technologies, deepened the updated technology applications of the whole process of refineries, and strived to promote researches on key technologies for low-sulfur marine fuel oil production and fuel cell-level hydrogen supply. The Group boosted the carbon fiber industry by signing a strategic cooperation framework agreement on carbon fiber and composites with Jinshan District in Shanghai to establish Shanghai Carbon Fiber and Composites Innovation Research Institute. The Innovative High-Efficient Mechanical Oil Production System with Carbon Fibers and CFRP Continuous Sucker Rods as the Core, which involved the Company’s research and development, won the 21st CIIF Award with 65 patent applications and 26 patent licensing. The Group sped up the integration of informatization and industrialization, accomplished various projects such as energy management system, self-service delivery system, piloting of geographic information platform, information integration of process and upgrades of integrated services platform, and promoted projects of intelligent warehousing and crude oil blending and optimizing, thus raising the level of intelligent plants.

(vii)	Reinforced corporate management and overcame difficulties in reform

In 2019, the Group actively promoted internal restructuring, and based on the business development of petrochemicals, new materials and joint venture cooperation, established the Carbon Fiber Business Unit to streamline the management units in the Company. The Group pushed forward the market-oriented pilot reform of the first professional manager in the Carbon Fiber Business Unit and initially built the management system of professional managers. The Group completed the pilot reform of incremental power distribution business and established Shanghai Shidian Energy Co., Ltd, which was then put into operation. The Group actively adopted the “immediately-do” attitude to raise the efficiency of management and service, advanced the reform of personnel system and the project of “talents to make enterprises strong”, increased the intensity of training and selection of outstanding young cadres, implemented the policy of introducing graduates, strengthened cooperation on intern training with targeted colleges and universities as well as higher vocational colleges, and formed a new mechanism for introducing and training students of vocational colleges to continuously improve the cadre team structure. The Group strengthened staff training, increased the application of the intelligent training system and promoted the “one position with multiple functions” training with the theme of whole process operation and the “large-scale training, extensive competition” activities to develop staff’s ability to fulfill duty, solve on-site difficulties, innovate and increase efficiency.

As of 31 December 2019, the net reduction of employees of the Group reached 719 (including voluntary resignation and retirees), accounting for 7.49% of the total 9,597 employees registered at the beginning of the year.

(viii)	Continued to strengthen Party building and integrated Party and government to promote enterprise development

In 2019, the Communist Party Committee of the Company adhered to the principle of focusing on the central task and serving the overall interests. Taking the opportunity of carrying out the themed education of “Do not forget the initial heart and keep the mission in mind”, the Communist Party Committee of the Company vigorously strengthened the capacity building of “controlling the direction, managing the overall situation and guaranteeing implementation”, deepened compliance operations and risk prevention and control, strengthened the establishment of leaders and executive teams, strengthened the establishment of the clean goverment and anti-corruption work, effectively promoted the building of grass-rooted Party organizations and Party members, continued to enhanced the ideological and cultural propaganda in the new circumstances and work effectiveness of the public, and actively created a harmonious and stable atmosphere for reform and development, which provided strong ideology, politics and organization guarantee for Shanghai Petrochemical to achieve sustainable development in an all-round way and establish the Company as “Leading domestically, First-class globally” energy and chemical and new material enterprise.

Specific measures include:

Strengthening transformation of the old mindset, establishing firmly the philosophy of innovative and green development, standardizing decision and policy-making procedures, and continuously promoting the development path and innovation of management mode.

Strengthening the building of talent teams, training and developing of outstanding human resources, and building high-quality professional cadre team and a “multi-talented” staff team.

Intensifying our efforts to combat corruption and build clean government, conducting the mechanism of Party Committee Inspector, effectively carrying out the overall function of monitoring resources, creatively carrying out mutual support in family and partnership to combat corruption, and continuously improving the level of corporate governance and risk management.

Strengthening the construction of grass-rooted Party organization, fulfilling social responsibilities, carrying out co-construction with 52 village Party branches in the surrounding “four towns and one street”, and carrying out activities based in aspects such as mutual support, business exchanges, and enterprise-local win-win cooperation across different segments and classes. The Company’s performance in fulfilling social responsibility has steadily improved.

Strengthening the construction of corporate culture, constructing a good community relationship, vigorously propagating the concept of “Dedicate in clean energy and green development” and making the public aware of the effectiveness of corporate green development through 34 public open days.

5.2	Accounting judgements and estimates

The Group’s financial conditions and the results of its operations are susceptible to accounting methods, assumptions and estimates applied in preparing the financial statements. Such assumptions and estimates are based on the historical experience of the management of the Group and on various other assumptions that the management believes to be reasonable, and form the basis for the management to make judgements about matters that cannot be confirmed by other sources. On an on-going basis, the management evaluates its estimates. Actual results may differ from those estimates as the actual circumstances, environment and conditions change.

The selection of accounting policies, judgements and other uncertainties in the course of applying of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in the financial statements. The Company’s management believes that the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(i)	Inventory Provison

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical cost of sales. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

(ii)	Impairment of long-term assets

Long-term assets are reviewed for impairment at each balance sheet date when events or changes in circumstance have indicated that their carrying amounts may not be recoverable. If any such evidence indicated that their carrying amounts may not be recoverable, the carrying amounts exceed the recoverable amounts would be recognized as impairment loss and accounted in current profit or loss.

The recoverable amount of an asset (or an asset group) is the greater of its net selling price and its present value of expected future cash flows. In assessing value in use, significant judgements are exercised over the assets’ (or the asset group’s) production and sales, selling prices, related operating expenses and discount rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling prices and related operating expenses based on reasonable and supportable assumptions.

(iii)	Estimated useful life and residual value of fixed assets

The Group assessed the reasonableness of estimated useful life of fixed assets in line with the historical experience on the basis of similar function or characteristic for the assets. If there are significant changes in estimated useful lives and residual value from previous years, the depreciation expenses for future periods are adjusted.

The Group reviews and adjusts the useful lives and estimated residual value of the assets regularly at the end of each year end.

5.3	Comparison and analysis of results of the Company’s operations (Prepared under IFRS)

5.3.1	Summary

The following table sets forth the Group’s sales volumes and net sales (net of sales taxes and surcharges) for the years indicated:

	For the years ended 31 December
	2019			2018			2017
	Sales volume (‘000 tons)	Net sales (RMB million)%		Sales volume (‘000 tons)	Net sales (RMB million)%		Sales volume (‘000 tons)	Net sales (RMB million)%
Synthetic fibres	177.9	2,158.9	2.5	156.0	2,182.4	2.3	172.6	2,005.3	2.5
Resins and plastics	1,292.4	9,979.9	11.3	1,208.6	10,542.1	11.0	1,262.4	10,218.4	12.9
Intermediate petrochemical products	2,193.7	10,313.6	11.7	2,134.4	12,160.6	12.7	1,938.5	10,070.2	12.7
Petroleum products	10,294.6	43,125.9	49.0	9,917.3	43,403.0	45.4	9,233.5	32,400.6	40.9
Trading of petrochemical products	—	21,690.7	24.6	—	26,544.0	27.8	—	23,697.3	29.9
Other segments	—	786.7	0.9	—	781.4	0.8	—	826.5	1.1

Total	13,958.6	88,055.7	100.0	13,416.3	95,613.5	100.0	12,607.0	79,218.3	100.0

The following table sets forth a summary of the Group’s consolidated income statement for the years indicated (prepared under IFRS):

	For the years ended 31 December
	2019		2018		2017
	RMB million	% of net sales	RMB million	% of net sales	RMB million	% of net sales
Synthetic fibres
Net sales	2,158.9	2.5	2,182.4	2.3	2,005.3	2.5
Cost of sales and operating expenses	(2,699.2)	(3.1)	(2,755.9)	(2.9)	(2,480.6)	(3.1)

Segment loss from operations	(540.3)	(0.6)	(573.5)	(0.6)	(475.3)	(0.6)

Resins and plastics
Net sales	9,979.9	11.3	10,542.1	11.0	10,218.4	12.9
Cost of sales and expenses	(9,578.5)	(10.9)	(9,641.7)	(10.1)	(8,862.5)	(11.2)

Segment profit from operations	401.4	0.4	900.4	0.9	1,355.9	1.7

Intermediate petrochemical products
Net sales	10,313.6	11.7	12,160.6	12.7	10,070.2	12.7
Cost of sales and expenses	(9,899.6)	(11.2)	(10,225.7)	(10.7)	(7,864.1)	(9.9)

Segment profit from operations	414.0	0.5	1,934.9	2.0	2,206.1	2.8

Petroleum products
Net sales	43,125.9	49.0	43,403.0	45.4	32,400.6	40.9
Cost of sales and expenses	(42,420.4)	(48.2)	(40,493.0)	(42.4)	(29,280.6)	(37.0)

Segment profit from operations	705.5	0.8	2,910.0	3.0	3,120.0	3.9

Trading of petrochemical products
Net sales	21,690.7	24.6	26,544.0	27.8	23,697.3	29.9
Cost of sales and expenses	(21,637.5)	(24.5)	(26,439.1)	(27.7)	(23,636.7)	(29.8)

Segment profit from operations	53.2	0.1	104.9	0.1	60.6	0.1

	For the years ended 31 December
	2019		2018		2017
	RMB million	% of net sales	RMB million	% of net sales	RMB million	% of net sales
Other segments
Net sales	786.7	0.9	781.4	0.8	826.5	1.1
Cost of sales and expenses	(500.0)	(0.6)	(473.0)	(0.5)	(691.9)	(0.9)

Segment profit from operations	286.7	0.3	308.4	0.3	134.6	0.2

Total
Net sales	88,055.7	100.0	95,613.5	100.0	79,218.3	100.0
Cost of sales and expenses	(86,735.2)	(98.5)	(90,028.4)	(94.2)	(72,816.4)	(91.9)

Operating profit	1,320.5	1.5	5,585.1	5.8	6,401.9	8.1

Net finance income	363.0	0.4	337.4	0.4	207.3	0.3
Investment income	—	—	—	—	—	—
Share of profit of associates and joint ventures	972.6	1.1	885.6	0.9	1,243.7	1.6

Profit before income tax	2,656.1	3.0	6,808.1	7.1	7,852.9	10.0
Income tax	(429.0)	(0.5)	(1,471.9)	(1.5)	(1,698.7)	(2.2)

Profit for the year	2,227.1	2.5	5,336.2	5.6	6,154.2	7.8
Attributable to:
Shareholders of the Company	2,215.7	2.5	5,336.3	5.6	6,143.2	7.8
Non-controlling interests	11.4	0.0	(0.1)	0.0	11.0	0.0

Profit for the year	2,227.1	2.5	5,336.2	5.6	6,154.2	7.8

5.3.2	Comparison and analysis

Comparison between the year ended 31 December 2019 and the year ended 31 December 2018 is as follows:

5.3.2.	A Operating results

(1)	Net sales

In 2019, net sales of the Group amounted to RMB88,055.7 million, a decrease of 7.90% from the previous year’s RMB95,613.5 million. As of 31 December 2019, the weighted average prices (excluding tax) of synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products of the Group decreased by 13.24%, 11.48%, 17.48% and 4.28% year-on-year respectively.

(i)	Synthetic fibres

In 2019, the Group’s net sales of synthetic fiber products amounted to RMB2,158.9 million, a decrease of 1.08% from the previous year’s RMB2,182.4 million, which was mainly due to the downturn in the downstream market this year. The general decline in the sales price of synthetic fiber products led to the sales decline during the reporting period. Sales volume of synthetic fibers increased by 14.02% year-on-year, while the weighted average sales price decreased by 13.24%. Meanwhile, the weighted average sales price of acrylic fibers, the main product of the synthetic fibers segment, decreased by 14.44% year-on-year, and the weighted average sales price of polyester fibers decreased by 14.13% year-on-year. Net sales of acrylic fibers, polyester fibers and other products accounted for 84.83%, 9.03% and 6.14% of the total sales of synthetic fibers segment respectively.

Net sales of synthetic fibers accounted for 2.50% of the Group’s net sales in the current year, a decrease of 0.2 percentage points from the previous year.

(ii)	Resins and plastics

In 2019, the Group’s net sales of resins and plastics products amounted to RMB9,979.9 million, a decrease of 5.33% from the previous year’s RMB10,542.1 million, which was mainly due to the downturn in the downstream market this year. The general decline in the sales price of resins and plastics products led to the sales decline during the reporting period. The weighted average sales price of resins and plastics decreased by 11.48%, while the sales volume of resins and plastics products increased by 6.94% year-on-year. Meanwhile, the weighted average sales price of polyethylene and polypropylene decreased by 17.94% and 4.08%, and the weighted polyester chips decreased by 15.91% year-on-year. The sales of polyethylene, polypropylene, polyester chips and other products accounted for 31.92%, 36.21%, 17.55% and 14.32% of the total sales of resins and plastics segment respectively.

The net sales of resins and plastics accounted for 11.30% of the Group’s net sales in the current year, a decrease of 0.3 percentage points from the previous year.

(iii)	Intermediate petrochemical products

In 2019, the Group’s net sales of intermediate petrochemical products amounted to

RMB10,313.6 million, a decrease of 15.19% from the previous year’s

RMB12,160.6 million. The decline in raw material costs this year has driven down the unit price of intermediate petrochemical products. The weighted average sales price of intermediate petrochemical products decreased by 17.48% year-on-year, and its sales volume increased by 2.78% year-on-year. The sales of p-xylene, ethylene oxide, pure benzene, ethylene glycol and other products accounted for 27.26%, 16.97%, 13.72%, 7.40% and 34.67% of the total sales of intermediate petrochemical products respectively.

The net sales of intermediate petrochemical products accounted for 11.70% of the Group’s net sales in the current year, a decrease of 1.01 percentage points from the previous year.

(iv)	Petroleum products

In 2019, the Group’s net sales of petroleum products amounted to RMB43,125.9 million, a decrease of 0.64% from the previous year’s RMB43,403 million, representing a slight change. The weighted average sales price of major products decreased by 4.28% year-on-year, and sales volume increased by 3.80%.

The net sales of petroleum products accounted for 49.00% of the Group’s net sales in the current year, an increase of 3.6 percentage points from the previous year.

(v)	Trading of petrochemical products

In 2019, the Group’s net sales of trading of petrochemical products amounted to RMB21,690.7 million, a decrease of 18.28% from the previous year’s RMB26,544 million. Mainly due to the decrease in customer purchase demand of the subsidiary Jinshan Trading Corporation, the sales of this year decreased by RMB4,513 million.

The net sales of petrochemical products accounted for 24.60% of the Group’s net sales in the current year, a decrease of 3.2 percentage points from the previous year.

(vi)	Others

In 2019, the Group’s net sales of other products amounted to RMB786.7 million, an increase of 0.68% from the previous year’s RMB781.4 million.

The net sales of other products accounted for 0.90% of the Group’s net sales in the current year, an increase of 0.1 percentage points from the previous year.

(2)	Cost of sales and operating expenses

Cost of sales and expense consist of cost of sales, sales and management expenses, other operating expenses and other operating income, etc.

In 2019, the Group’s cost of sales and expenses amounted to RMB86,735.2 million, a decrease of 3.66% from RMB90,028.4 million in 2018. Cost of sales and expenses of synthetic fibers, resins and plastics, intermediate petrochemical products, petroleum products, petrochemical products and other products amounted to RMB2,699.2 million, RMB9,578.5 million, RMB9,899.6 million, RMB42,420.4 million, RMB21,637.5 million and RMB500 million respectively. Meanwhile, cost of sales and expenses of synthetic fibers and petroleum products increased by 4.48% and 4.76% year-on-year respectively, while cost of sales and expenses of resins and plastics, intermediate petrochemical products, petrochemical products and other products decreased by 0.66%, 3.19%, 18.16% and 22.54% year-on-year respectively.

Compared with the last year, the cost of sales and expenses of the petrochemical products decreased this year, which was mainly due to the decrease in sales of the subsidiary Jinshan Trading Corporation and thus the decrease in corresponding costs.

-	Cost of sales

In 2019, the Group’s cost of sales amounted to RMB86,468.0 million, a decrease of 3.75% from previous year’s RMB89,839.0 million. Cost of sales accounted for 98.02% of the net sales this year.

-	Selling and administrative expenses

In 2019, the Group’s sales and management expenses amounted to RMB549.9 million, an increase of 2.57% from the previous year’s RMB536.1 million, which was mainly due to the increase in transportation fee by RMB13.5 million.

-	Other operating income

In 2019, the Group’s revenue of other businesses amounted to RMB150.7 million, a decrease of 25.62% from previous year’s RMB202.6 million. This was mainly due to the decrease of RMB22.1 million in tax refunds and RMB12.9 million in subsidies of R&D projects, leading to a reduction in the revenue of other businesses.

-	Other operating expenses

In 2019, the Group’s other business expenses amounted to RMB21.9 million, a decrease of 32.62% from previous year’s RMB 32.5 million. This was mainly due to the decrease of RMB10.9 million in compromise and compensation expenses this year, leading to a reduction in expenses of other businesses.

(3)	Profit from operations

In 2019, the Group’s operating profit amounted to RMB1,320.6 million, a decrease of RMB4,264.5 million from the operating profit of RMB5,585.1 million in the previous year. The sharp decrease was mainly due to impacts of the increase in crude oil prices and the production cycle in 2019. Affected by the overall economic environment and the demands of downstream manufacturers, the price of the Company’s products fell sharply, while the Company’s raw material purchase prices and processing costs fell less, resulting in a significant reduction in profits.

(i)	Synthetic fibres

In 2019, the operating loss of synthetic fibers amounted to RMB540.3 million, a decrease of RMB33.2 million from the operating loss of RMB573.5 million in the previous year. The overall poor performance of the textile industry, the downstream market of synthetic fibers segment, together with the impact of the external trade situation resulted in weak market demand and an increase in losses in the synthetic fibers sector during the Reporting Period.

(ii)	Resins and plastics

In 2019, the operating profit of resins and plastics amounted to RMB401.5 million, a decrease of RMB499.0 million from the operating profit of RMB900.4 million in the previous year. The decrease was mainly due to the increase in the cost of raw materials and the market downturn, which led to a significant decline in sales prices.

(iii)	Intermediate petrochemical products

In 2019, the operating profit of intermediate petrochemical products amounted to RMB413.9 million, a decrease of RMB1,521.0 million from the operating profit of RMB1,934.9 million in the previous year. The decrease in gross profit of chemical products was due to the increase in the cost of crude oil, which made the average unit cost of intermediate petrochemical products rise more, and the sales affected by the needs of downstream manufacturers and the overall economic environment, hence the gross profit dropped significantly.

(iv)	Petroleum products

In 2019, the operating profit of petroleum products amounted to RMB705.5 million, a decrease of RMB2,204.5 million from the operating profit of RMB2,910.0 million in the previous year. The decrease was mainly due to the increase of RMB1,927.4 million in the cost and expenses of sales of petroleum products and the decrease of RMB277.1 million in net sales during the Reporting Period.

(v)	Trading of petrochemical products

In 2019, the operating profit of the trading of petrochemical products amounted to RMB53.2 million, a decrease of RMB51.7 million from the operating profit of RMB104.9 million in the previous year. The decrease was mainly due to the decrease of RMB4,853.3 million in net sales of the trading of petrochemical products and the decrease of RMB4,801.6 million in the cost and expenses of trading, which resulted in a year-on-year decrease in profits.

(vi)	Others

In 2019, the Group’s other operating profit amounted to RMB286.8 million, a decrease of RMB21.6 million from RMB308.4 million in the previous year, which was mainly due to the decrease in the amount of job provision subsidies issued this year and the increase in the amount of asset disposal income.

(4)	Net finance income

In 2019, the Group’s net financial income amounted to RMB363.0 million, a change of RMB25.6 million from the net financial income of RMB337.4 million in the previous year, which was mainly due to the sharp decline in the average balance of bank loans by Jinshan Associated Trading Corporation and Jinmao International, two subsidiaries of the Group, leading to a decrease of RMB52.4 million in interest expenses from RMB106.2 million in 2018 to RMB53.8 million in 2019.

(5)	Profit before taxation

In 2019, the Group’s profit before tax amounted to RMB2,656.1 million, a decrease of RMB4,152.0 million from the profit before tax of RMB6,808.1 million in the previous year.

(6)	Income tax

The income tax of the Group amounted to RMB429.0 million in 2019 and RMB1,471.9 million in 2018, which was mainly due to the decrease in the profit before tax of the Company, resulting in a decrease of the current income tax payable.

In accordance with The Enterprise Income Tax Law of the PRC (as amended) which became effective from 1 January 2008, the income tax rate applicable to the Group in 2019 is 25% (2018: 25%).

(7)	Profit for the year

In 2019, the Group’s profit after tax amounted to RMB2,227.1 million, a decrease of RMB3,109.1 million from the profit after tax of RMB5,336.2 million in the previous year.

5.3.2.B	Liquidity and capital sources

The Group’s primary sources of capital are operating cash inflows and loans from unaffiliated banks, The Group’s primary uses of capital are costs of goods sold, other operating expenses and capital expenditure.

(1)	Capital sources

(i)	Net cash flow generated from operating activities

In 2019, the Group’s net cash inflows generated from operating activities amounted to RMB5,057.8 million, a decrease of RMB1,601.6 million from the net cash inflows of RMB6,659.4 million in the previous year. During the Reporting Period, with profitability in operating, the Group’s cash inflows generated from operating activities in 2019 amounted to RMB5,655.7 million, a decrease of RMB2,845.8 million from the cash inflows generated from operating activities of RMB8,501.5 million. The income tax payable in 2019 amounted to RMB534.5 million, a decease of RMB1,271.9 million from the income tax payable of RMB1,806.4 million in the previous year.

(ii)	Borrowings

By the end of 2019, the Group’s total borrowings increased by RMB1,050.4 million to RMB1,547.6 million as compared to the same period of last year, mainly due to the increase of short-term borrowings by RMB1,050.4 million.

The Group managed to maintain its gearing ratio at a safe level by strengthening its management of liabilities (such as borrowings) and enhancing its control over financial risks. The Group generally does not experience any seasonality in borrowings. However, due to the fact that the Group’s capital expenditure is, by nature, planned in advance, long- term bank loans can be suitably arranged in advance of expenditures, while short-term borrowings are used to meet operational needs. The terms of the Group’s existing borrowings do not restrict its ability to distribute dividends for its shares.

(2)	Gearing ratio

As of 31 December 2019, the Group’s gearing ratio was 34.07% (2018: 31.37%). The ratio is calculated using this formula: total liabilities/total assets multiply by 100%.

5.3.2.C	Research and development, patents and licenses

The Group owns various technology development departments, including Petrochemical Research Institute, Plastic Research Institute, Polyester Research Institute, Acrylic Fiber Research Institute and Environmental Protection Research Institute, which are responsible for research and development of new technologies, products, processes, equipment and environmental protection. The Group’s research and development expenses for 2017, 2018 and 2019 amounted to RMB36.7 million, RMB37.3 million and RMB93.0 million, respectively. The increase was mainly due to the increase in research and development investment in projects related to the control of potential safety hazards.

The Group does not rely on any patents, licenses, industrial, commercial or financial contracts or new production processes in any material respect.

5.3.2.D	Off-Balance Sheet Arrangements

Please refer to note 33 to the financial statements prepared under IFRS in the full text of the 2019 annual report for details of the Group’s capital commitments. The Group did not provide any guarantee to external parties during the Reporting Period.

5.3.2.E	Contractual obligations

The following table sets forth the Group’s obligations to repay loan principal in future as at 31 December 2019:

	Payment due and payable by the following period as at 31 December 2019
	Total (RMB’ 000)	Within 1 year (RMB’ 000)	After 1 year but within 2 years (RMB’ 000)	After 2 years but within 5 years (RMB’ 000)	Over 5 years (RMB’ 000)
Contractual obligations
Short term borrowings	1,547,600	1,547,600	—	—	—
Long term borrowings	—	—	—	—	—

Total contractual obligations	1,547,600	1,547,600	—	—	—

5.3.2.F	Analysis of performance and results of in which the Company has controlling interests or investment interests during the Reporting Period

As at 31 December 2019, the Company had more than 50% equity interest in the following principal subsidiaries:

Company name	Place of registration	Principal activities	Place for principal activities	Type of legal person	Percentage of equity held by the Company (%)	Percentage of equity held by the Group (%)	Registered capital		Net profit/(loss) for the year 2018 (RMB’ 000)
Shanghai Petrochemical Investment Development Company Limited (“Shanghai Investment Development”)	China	Investment management	China	Limited company	100.00	100.00		RMB 1,000,000	19,948
China Jinshan Associated Trading Corporation (Jinshan Associated Trading)	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	67.33		RMB 25,000	27,675
Shanghai Jinchang Engineering Plastics Company Limited (“Shanghai Jinchang”)	China	Production of polypropylene compound products	China	Limited company	—	74.25	US$	9,154	-6,015
Shanghai Golden Phillips Petrochemical Company Limited (“Shanghai Golden Phillips”)	China	Production of polypropylene products	China	Limited company	—	100.00	US$	50,000	70,662
Shanghai Jinmao International Trade Company Limited (“Jinmao International”)	China	Import and export of petrochemical products and equipment	China	Limited company	—	67.33		RMB 100,000	27,073

Note: None of the subsidiaries have issued any debt securities.

The Group’s equity interests in its associates comprised an equity interest of 38.26%, amounting to RMB 1,917.2 million, in Shanghai Chemical Industry Park Development Co., Ltd. (“Chemical Industry Park”), a company incorporated in the PRC; and an equity interest of 20%, amounting to RMB 2,724.4 million, in Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”), a company incorporated in the PRC. The principal business of Shanghai Chemical Industry Park Development Co., Ltd. includes planning, developing and operating the Chemical Industry Park in Shanghai, while the principal business of Shanghai SECCO is the production and distribution of petrochemicals.

(1)	Explanation of profits of major controlling companies and investing companies affecting more than 10% of the net profit of the Group

In 2019, Shanghai SECCO recorded a revenue of RMB 28,341.0 million, and its profit after tax reached RMB 3,338.6 million, among which RMB 676.7 million was attributed to the Company.

In 2019, the Chemical Industrial Park recorded a revenue of RMB1,936.5 million and its profit after tax reached RMB583.4 million, among which RMB223.2 million was attributed to the Company.

(2)	Analysis of operational performance of major controlling companies and investing companies with a 30% or more year-on-year change

(a)

In 2019, net profit of Shanghai Investment Development amounted to RMB 19.9 million, and operating performance decreased by RMB22.4 million from the previous year’s RMB42.3 million, mainly because of the operating underperformance in 2019, resulting in a decrease of RMB15.5 million in return on investment and a decline of operational performance.

(b)

In 2019, net income of Jinshan Associated Trading amounted to RMB27.7 milllion, and operating performance increased by RMB22.6 million compared with the previous year, mainly because of the steady changes in the exchange rate of the US dollar in 2019 and the relatively stable price of chemical products. Gross profit margin of Jinshan Associated Trading was relatively stalbe throughout the year, and its operating performance returned to normal level. In addition, Jinshan Associated Trading vigorously reduced costs and fees this year, with net income amounting to RMB44 million.

(c)

In 2019, net loss of Shanghai Jinchang amounted to RMB6 million, and operating performance decreased by RMB6.1 million, mainly because of the increasing price of polypropylene of Shanghai Jinchang and the sluggish downstream industry, resulting in a remarkable decrease in operational performance in 2019.

(d)

In 2019, net profit of Shanghai Golden Phillips amounted to RMB70.7 million, up by RMB64.9 million from the previous year’s RMB5.8 million, mainly because of the revenue increase of 9.45% year-on-year, and the decrease of average purchasing price of raw materials, which resulted in a significant increase in net profit when the annual cost only increased by 0.94%.

5.3.2.G	Major suppliers and customers

The Group’s top five suppliers in 2019 were China International United Petroleum & Chemical Co., Ltd., Materials and Equipment Department of China Petroleum and Chemical Corporation, Shengyuan Ji (Jiangsu) Industrial Co., Ltd., Shanghai Gas Co., Ltd. and Shanghai International Holding Co. Total procurement costs involving these five suppliers, which amounted to RMB49,147.6 million, accounted for 51.59% of the total procurement costs of the Group for the year. The procurement from the largest supplier amounted to RMB43,887 million, representing 46.07% of the total costs of purchases by the Group for the year.

The Group’s top five customers in 2019 were East China Branch of Sinopec Sales Company Limited, Jiaxing Petrochemical Co., Ltd., Hengli Petrochemical (Dalian) Co., Ltd., Macau New Solar Co., Ltd., and Zhongtuo (Fujian) Industry Limited. Total sales to these five customers amounted to RMB48,734.6 million, representing 48.57% of the Group’s total turnover for the year. Sales to the Group’s largest customer amounted to RMB42,658 million, representing 42.51% of the Group’s total turnover for the year.

To the knowledge of the Board, among the suppliers and customers listed above, none of the Directors or shareholders of the Company (and their respective close associates) had any interests in Shengyuan Ji (Jiangsu) Industrial Co., Ltd., Shanghai Gas Co., Ltd., Shanghai International Holding Co, Jiaxing Petrochemical Co., Ltd., Hengli Petrochemical (Dalian) Co., Ltd., Macau New Solar Co., Ltd., and Zhongtuo (Fujian) Industry Co., Ltd. China International United Petroleum & Chemical Co. Ltd., Materials and Equipment Department of China Petroleum and Chemical Corporation, and East China Branch of Sinopec Sales Company Limited are subsidiaries of Sinopec Corp., the controlling shareholder of the Company.

5.4	Discussion and analysis of the Company’s operation (Prepared under CAS)

5.4.1	Analysis of the Company’s major businesses

5.4.1.A	Analysis of changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement

Unit: RMB’ 000

Item	Amount for the year ended 31 December 2019	Amount for the year ended 31 December 2018	Increase/ decrease (%)
Revenue	100,346,048	107,764,908	-6.88
Cost of sales	83,781,040	87,029,575	-3.73
Selling and distribution expenses	532,455	536,914	-0.83
General and administrative expenses	2,500,287	2,616,798	-4.45
Financial expenses (“–” for financial income)	-348,181	-293,429	18.66
Research and Development Expenditure	92,964	37,261	149.49
Net cash inflow generated from operating activities (“–” for net outflow)	5,121,209	6,695,099	Inflow decreased by 23.51%
Net cash inflow used in investing activities (“–” for net outflow)	-4,623,209	-1,928,369	Outflow increased by 139.75%
Net cash inflow used in financing activities (“–” for net outflow)	-1,800,792	-3,542,874	Outflow decreased by 49.17%

Analysis of major changes in the Consolidated Income Statement

Unit: RMB’ 000

Item	For the years ended 31 December		Increase/ decrease amount	Increase/ decrease (%)	Major reason for change
	2019	2018
Financial expenses - net (“–”for income)	-348,181	-293,429	-54,752	18.66	Gain from exchange increased this year.
Investment income	953,661	878,213	75,448	8.59	Associated company Secco and Chemical Industrial Park’s net profit for the period increased by RMB263 million, resulting in investment accounted under the equity method increasing
Operating profit	2,698,359	6,766,774	-4,068,415	-60.12	Affected by the overall economic environment and the demands of downstream
Total profit	2,654,116	6,748,976	-4,094,860	-60.67	manufacturers, the price of the Company’s products fell sharply, while the Company’s raw
Net profit	2,225,153	5,277,073	-3,051,920	-57.83	material purchase prices and processing costs fell less, resulting in a significant reduction in profits.
Income tax expenses	428,963	1,471,903	-1,042,940	-70.86	The profit before tax decreased during the reporting period

Analysis of major changes in the Cash Flow Statement

Unit: RMB’ 000

Item	For the years ended 31 December		Increase/ decrease amount	Increase/ decrease (%)	Major reason for change
	2019	2018
Net cash inflow generated from operating activities (“–” for net outflow)	5,121,209	6,695,099	Inflow decreased by 1,573,890	Inflow decreased by 23.51%	The decline in the Company’s operating profit led to a decrease in net cash inflows.
Net cash inflow used in investing activities (“–” for net outflow)	-4,623,209	-1,928,369	Outflow increased by 2,694,840	Outflow increased by 139.75%	The Company’s total capital amount increased this year compared with the previous year, and the amount of structured deposits and fixed deposits increased, resulting in an increase in net cash outflows from investment activities.
Net cash inflow used in financing activities (“–” for net outflow)	-1,800,792	-3,542,874	Outflow decreased by 1,742,082	Outflow decreased by 49.17%	The amount of dividends distributed this year decreased by RMB541 million over the previous year, and the net growth of borrowings this year reached RMB1,050 million, resulting in a decrease in net cash outflows generated from financing activities.

5.4.1.B	Revenue

(1)	Analysis of factors causing the changes in revenue

The weighted average prices (exclude VAT) of the Group’s synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products reduced by 13.24%, 11.48%, 17.48% and 4.28% respectively, bringing a lower revenue in 2019 compared with the previous year.

(2)	Major customers

Please refer to 5.3.2.G for details of major customers of the Group.

5.4.1.C	Cost of sales

(1)	Analysis of cost of sales

In 2019, the Group’s costs of sales were RMB83,781 million, a decrease of 3.73% from the previous year’s RMB87,029.6 million, which was mainly due to the decrease in the price of the Group’s main raw materials.

The following table sets forth the details of the cost of sales of the Group during the Reporting Period:

	For the years ended 31 December
	2019		2018
	RMB million	% of total cost of sales	RMB Million	% of total cost of sales	Increase/ decrease (%)
Cost of raw materials Crude oil	47,077.7	56.20	46,168.7	53.05	1.97
Ancillary materials	10,024.3	11.96	10,420.5	11.97	-3.80
Depreciation and amortisation	1,413.3	1.69	1,465.6	1.68	-3.57
Staff costs	2,086.6	2.49	1,869.4	2.15	11.62
Costs of trade	21,566.4	25.74	26,370.0	30.30	-18.22
Others	1,612.7	1.92	735.4	0.85	119.30

Total	83,781.0	100.00	87,029.6	100.00	-3.73

(2)	Major suppliers

Please refer to 5.3.2.G for details of major suppliers of the Group.

5.4.1.D	Expenses

Please refer to 5.4.1.A “Analysis of Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement” for details of the changes in expenses of the Group.

5.4.1.E	Research and development (“R&D”) expenditure

Unit: RMB ‘000

Expensed R&D expenditure during the Reporting Period	92,963.55
Capitalised R&D expenditure during the Reporting Period	—
Total R&D expenditure	92,963.55
% of R&D expenditure to revenue	0.093
Number of R&D personnel	160
% of number of R&D personnel to total number of staff	0.02
% of capitalised R&D expenditures	—

Please refer to 5.3.2.C for details of R&D, patents and licences of the Group.

5.4.1.F	Cash Flow

Please refer to 5.4.1.A “Analysis of Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement” for details of the changes in cash flow statement.

5.4.2	Analysis of business operations by industry, product or geographical location segment

5.4.2.	A Principal operations by industry or product

Unit: RMB’ 000

By industry	Revenue	Cost of sales	Gross profit/ (loss) margin (%)	Increase/decr ease of revenue as compared to the previous year	Increase/decr ease of cost of sales as compared to the previous year	Change of gross profit margin as compared to the previous year (percentage point)
Synthetic fibres	2,200,229	2,486,042	-12.99	-1.14%	-1.37%	Increased by 0.27 percentage points
Resins and plastics	10,163,711	8,790,918	13.51	-5.28%	-0.95%	Decreased by 3.78 percentage points
Intermediate petrochemical products	10,511,143	9,095,702	13.47	-15.25%	-2.49%	Decreased by 11.33 percentage points
Petroleum products (Note)	54,886,705	41,156,331	25.02	-0.16%	4.93%	Decreased by 3.63 percentage points
Trading of petrochemical products	21,706,014	21,566,364	0.64	-18.28%	-18.29%	Increased by 0.01 percentage points
Others	429,292	370,132	13.78	-1.75%	2.31%	Decreased by 3.42 percentage points

Note:

Gross profit margin is calculated according to the price of petroleum products, which includes consumption tax. Gross profit margin of petroleum products after deducting consumption tax amounted to 5.47%.

5.4.2.B	Revenue by geographical location

Unit: RMB’ 000

Geographical location	Revenue	Increase/decrease of revenue compared with the previous year (%)
Eastern China	78,623,268	-7.22
Other regions in China	3,375,019	-12.89
Exports	18,347,761	-4.18

5.4.3	Analysis of assets and liabilities

Unit: RMB’ 000

					Change of amount on 31 December 2019 comared to 31 December 2018 (%)
	As at 31 December 2019		As at 31 December 2018
Item	Amount	% of total assets	Amount	% of total assets		Major reason of the change
Inventories	6,754,434	14.80	8,120,875	18.23	-16.83	During the year, the Company strengthened its inventory control and achieved effective results in reducing inventory funds. The average inventory balance for the whole year decreased significantly.
Short-term borrowings	1,547,600	3.39	497,249	1.12	211.23	The Company’s new borrowings with lower financing costs were used to support daily operating funds.
Other non-current assets	3,511,234	7.69	—	—	100.00	The non-current assets added during the period was the three-year time deposits purchased by the Company.

5.5	Others

(1)	Employees of the Group

Number (Person)
Number of employees of the Company	8,790
Number of employees of the subsidiaries	88
Total number of employees of the Group	8,878
Number of retired workers whose retirement costs are borne by the Group	18,750

Professionals

Category of professionals

Production personnel	5,430
Sales staff	86
Technical staff	2,190
Financial staff	91
Administrative staff	1,081

Total	8,878

Education level

Educational attainment

Specialist college graduate and below	6,265
Bachelor’s degree	2,255
Master’s degree and above	358

Total	8,878

The remuneration of employees of the Company includes salaries, share options and allowances. In accordance with relevant laws and regulations of China, the Company pays a certain percentage of the employees’ social insurance according to the social insurance schemes implemented by relevant government agencies, and employees of the Company can also enjoy supplementary medical insurance, enterprise annuity, retirement pensions and other benefits. During the Reporting Period, the staff remuneration of the Company amounted to RMB3,147,372.16 thousands. According to the Company’s plan of boosting the enterprise through talents, the annual key work requirements and the provisions of “Management Measures for Staff Training of Sinopec Shanghai”, the Company took the “problem-oriented, scientific management, and efficiency improvement” as the main task, through continuously improving the relevance and effectiveness of training, to strengthen the construction of the talent team, promote the development of employees, and help the Company fight a “talent reserve war”. The Company organized staff training at three levels of the Company, all units and dispatched personnel to participate in the headquarters and external institutions, so as to improve the quality of staff.

(2)	Purchase, sale and investment

Save and except as disclosed in the 2019 annual report, there was no material purchase or sale of the Group’s subsidiaries, associates or joint ventures or any other material investments in 2019.

(3)	Pledge of assets

As at 31 December 2019, no fixed assets were pledged by the Group (as at 31 December 2018: Nil).

(4)	Material events after the Reporting Period

The new coronavirus pneumonia epidemic (“COVID-19”) broke out in early 2020 and has evolved into a global public health emergency. Affected by COVID-19, the Spring Festival holiday was prolonged nationwide, enterprises delayed the resumption of work, transportation was restricted, logistics efficiency decreased, consumer demand fell sharply, and the demand for petroleum and petrochemical products experienced a higher degree in its decrease, which had a significant impact on the Group’s sales of refined oil and chemical products. The load of major equipment has fallen.

In response to the impact brought by COVID-19, the Company adopted the following measures to offset the negative impact as much as possible:

1.

In terms of operation and production, the Company optimized the final-period plan of crude oil procurement and production and marketing in a timely manner, reduced the equipment load and adjusted the maintenance plan based on the actual situation of the market to avoid excess inventory.

2.

In terms of sales of products, the Company cooperated with professional sales companies, established hotlines and immediately coordinated with multiple parties when facing difficulties, which effectively addressed challenges in management and control. During the special time, the Company adopted a flexible sales model and temporarily implemented a case-by-case policy for specific emergency users to promote product delivery and ensure safe and stable operation of the equipment.

3.	In terms of product transportation, the Company focused on logistics management and actively coordinated with government departments to provide convenience for users.

Since 2020, the Group’s crude oil processing volume has decreased as compared with the same period last year. Combining with the sharp decline of international oil prices, the Company’s short-term performance faces a relatively big challenge. As of the date of approval of the financial statements, the specific details and monetary amount on the Group’s financial position are still being evaluated.

5.6	Financial assets and financial liabilities held in foreign currencies

As at 31 December 2019, bank deposits denominated in foreign currencies held by the Group equivalent to RMB 336,078 thousand.

5.7	Discussion and analysis on future development of the Company

1.	Industry competition and development trends

At present, the world economy is still undergoing in-depth adjustments in the wake of the international financial crisis. Due to the sudden outbreak of COVID-19 in multiple localities, it is expected that the global turmoil and risks will further increase in 2020. Although the progress of trade negotiations between China and the United States has turned around, the global trade frictions have not been fundamentally improved. International direct investment remains sluggish, the room for global policy adjustment is limited, and the overall economic situation is still not optimistic.

China’s economy is facing an interlacing of increasing unstable and uncertain factors in the external environment as well as internal structural, institutional, and cyclical issues. There are still many risks and challenges faced by the economic operation and rising downward pressure on the economy. However, the basic trend of China’s economy maintaining a steady and long-term growth remains unchanged. China will continue to implement proactive fiscal policy and prudent monetary policy, further deepen the reform of economic system and promote high-quality development; therefore, it is estimated that China’s economic operation will be kept within a reasonable range.

In 2020, the world oil market witnesses more uncertainties. The easing trade tension and more proactive fiscal policies and loose monetary policies adopted by countries will bring a boost to oil demand to some extent. In terms of supply, the non-OPEC oil supply increment will still exceed the demand increment. In general, the fundamentals of the world oil market still face excessive pressure: geopolitical events may increase the volatility of oil prices; the impact of the US dollar on oil prices may continue to decline; and factors such as the Sino-US trade relations, Brexit and the US general election may also materially bear on the trend of oil prices. The outbreak of COVID-19 at the beginning of the year and the sudden increase in crude oil production by Saudi Arabia has greatly affected oil prices. It is expected that the overall international crude oil prices will face greater downward pressure in 2020.

The domestic petrochemical industry is facing the challenge of a downturn cycle. In 2020, a number of large projects integrating refinery and petrochemical capacity will enter the production capacity launch period, directly affecting the market pattern and product prices. The more stringent national requirements for the safety and environmental protection of the petrochemical industry, the establishment of China Oil & Gas Piping Network Corporation, the full implementation of new regulations for low-sulfur marine fuel oil and other in-depth advancement of industry reforms will have a direct and long-term impact on the industry. The outbreak of COVID-19 at the beginning of the year weakened industry demand, and there may be recoverable growth after the epidemic, while the industry situation is expected to be more complicated throughout the year.

2.	Development strategies of the Company

The Company aims to build itself into a “leading domestically, first-class globally” energy and chemical and new material enterprise. In accordance with the current situation and development trend of the world petrochemical industry, as well as the development trend of the domestic oil and petrochemical products market, especially in East China, the Company sets its development strategy as: to take into account both low cost and differentiation and to focus on both scale and refinement to realize low cost and large scale of the upstream and high added value and refinement of the downstream. The Company will give full play to its advantages of wide product chain, diversified products and close monitoring of the market to enhance competitiveness. Under the guidance of the development strategy, the Company further integrates the existing three processing chains of oil refining, olefin and aromatics with the development idea of “One Leader, One Core and One Base”, enterprise resource optimization and development plan in Shanghai. The Company also innovates the new development mode integrated refinery and petrochemical capacity with the concept of molecular refining and petrochemicals, further advances industrial integration, selectively develops the downstream petrochemical product chain with cost and logistics advantages as well as market support, and builds a green energy, fine petrochemical, and high-end materials industrial base with world-scale and first-class competitiveness on the northern shore of Hangzhou Bay, forming an unparalleled industrial complex with a stable profit model.

3.	Business plans

In 2020, the Group will continue to adhere to the market-oriented and efficiency-centered strategy, constantly improve the level of safety and environmental protection, further strengthen system optimization and cost reduction and promote industrial restructuring, reform and innovation as well as the establishment of leader teams to strive to overcome the impact caused by COVID-19, weather the global economic downturn, ease the pressure of the sharp decline of crude oil prices on the Company’s short-term performance, and maintain stable production and operation.

In 2020, the Company plans to process a total of 15.30 million tons of crude oil and produce a total of 9.27 million tons of refined oil, 0.82 million tons of ethylene, 0.66 million tons of paraxylene, 0.92 million tons of plastic resin, 0.65 million tons of raw materials of synthetic fibers, 0.44 million tons of synthetic fiber polymers and 0.20 million tons of synthetic fibers.

In order to realize the operation goal of 2020, the Group will conscientiously do the following work:

(1)	Improve the level of safety and environmental protection

The Group will promote the effective operation of HSSE management system and fully implement the responsibilities of a HSSE management entity; strengthen learning to promote employees to consciously develop habits of safety and environmental protection, establish a sound linking mechanism of employees’ production safety behaviors and assessment and incentives, and form the long-term and effective HSSE management culture. In order to promote centralized management of safe production, the Group will fully promote process safety management, strengthen the management of contractor and direct operation, and formally establish the ledger of dangerous chemicals (major hazard sources). Furthermore, the Group will continuously strengthen management of of environmental protection facilities to achieve consistent compliance and operation, and promote programs such as LDAR Full Coverage and “10,000 Employees Checking Odor” to ensure a declining concentration of VOCs at the plant boundary. The Group will strengthen carbon emission management, continue to promote energy efficiency and energy conservation to continuously reduce energy and resource consumption.

(2)	Keep smooth operation of production devices

Based on the reinforcing of unplanned halt control, the Group will strictly control “three minors”, namely, minor fluctuation, minor anomaly and minor deviation, and resolutely guard against “three unplanneds”, namely, unplanned halt, unplanned shutdown and unplanned closedown in an attempt to improve the level of stable operation. The Group will promote the construction of equipment integrity management system, strengthen preventive maintenance and overhaul, ensure the quality management system of the whole process, and focus on the device maintenance mainly for B series replacement of RDS device. Besides, the Group will reinforce alert management, change management, self-control rate management and intelligent inspection, organize labor competitions to improve the reliability of devices, and continuously improve the level of automation control and long-term operation of devices.

(3)	Improve system optimization and tap potential for cost reduction and efficiency improvement

The Group will reinforce the analysis of the crude oil market situation, and research and apply hedging tools to reduce crude oil costs. To improve the level of system optimization, the Group will deepen the concept of whole process optimization, promote the construction of crude oil online reconciliation system, and timely carry out the outsourcing of resources such as raw oil and MTBE. Meanwhile, the Group will further advance the implementation of a number of strategies including increasing the production of gasoline and aviation fuel, reducing the production of diesel and coke, ensuring profitability in petrochemical sector and expanding marine fuel oil. The Group will adhere to dynamic adjustment, strengthen the tracking of marginal contribution of chemical equipment in each product chain, and optimize product structure timely. Besides, the Group will attach great importance to mutual supply of raw materials with Shanghai Secco, actively strive for Sinopec’s internal and social high-quality resources, to ensure the efficient high load operation of devices. In addition, the Group will strictly control inventory and reduce costs, adhere to the low inventory strategy, strengthen comprehensive dynamic management, purchase crude oil reasonably, so as to control crude oil inventory. Meanwhile, the Group will pay attention to material reserve management, optimize material reserve manner, ensure the inventory control management of raw material, intermediate material and finished products at a reasonable level. As a result, the inventory structure can be further optimized. Furthermore, the Group will vigorously promote the standardized material procurement, and improve procurement quality and efficiency, so as to control procurement costs. The Group will continue to focus on the evaluating of major costs and expenses and increase the budget and final account management of major costs such as inspection and maintenance, to achieve overall control of costs and expenses.

(4)	Accelerate the adjustment of industrial structure and make breakthrough in core technologies

The Group will fully launched the establishment work of “14th Five-Year Plan”, initiated the construction of 48K large tow carbon fiber and other projects, and actively promoted the implementation of refining clean-up transformation, environmentally friendly ethylene project and third circuit 220KV power line project, ensuring oil cleaning project, the second phase of the carbon fiber project and other projects can be put into production on time. Meanwhile, the Group will continue to promote the investment and construction of projects such as pipeline company and China Aviation Oil transport base and advance the implementation of projects such as Baling Petrochemical Corp’s elastic new materials and Shanghai Huayi MMA. In order to accelerate the formation of industrial cluster superiority, the Group will promote the R&D of carbon fiber composite and industrial cultivation. Besides, the Group will continue to make breakthrough in large tow carbon fiber project and domestication of oxidation furnaces and carbonization furnaces and focus on the development and application of core technologies for carbon fiber and its composite materials. Furthermore, the Group will pay close attention to the development trend of hydrogen energy to promote its development, explore and establish new materials innovation research centers, accelerate the promotion and application of 5G technology and the transformation of information infrastructure, and explore the application of artificial intelligence and big data.

(5)	Further strengthen corporate management and advance the reform of management system

In accordance with the development needs of the industry, the Company will explore the development models of its four major sectors, namely, oil refining, petrochemical, new materials and capital operations, adjust and optimize capabilities and settings of functional departments, sort out problems and difficulties of the existing management process, and study methods for system improvement to promote management optimization. In addition, the Company will improve the performance evaluation system based on the balanced scorecard, highlighting value unleash, benefit orientation, innovation and vitality, and effectively transforming strategic goals into action goals. The Company will promote the strategy of “boosting enterprises through talents”, actively advance the establishment of competence system for management leaders and the implementation of fault tolerance and error correction systems, intensify the training and recruitment of medium- and high-level technical and skilled personnel, improve the cultivation and incentive mechanism of scientific and technological talents, and carry out and strengthen staff training to improve the comprehensive quality, operational skills and emergency response capabilities of skilled personnel in an all-round way.

4.	Risk exposure

(1)	The cyclical characteristics of the petroleum and petrochemicals market and price volatility in crude oil and petrochemical products may have an adverse impact on the Group’s operations

A large part of the Group’s revenue is derived from the sales of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive to macroeconomic changes. Additionally, changes in regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes also have an effect. From time to time, these factors have a material impact on the prices of the Group’s products in regional and global markets. Given the reduction of tariffs and other import restrictions as well as the relaxation of control by the PRC government over the distribution and pricing of products, a substantial number of the Group’s products will increasingly be subject to the cyclical impact in the regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile, and uncertain. Higher crude oil prices and lower petrochemical products prices are likely to have a negative impact on the Group’s business, operating results and financial condition.

(2)	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil price

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 95% of the crude oil consumption is imported. In recent years, crude oil prices have been subject to significant fluctuations due to a variety of factors, and the Group cannot rule out the possibility of any major unexpected event which may cause a suspension in crude oil supply. The Group has attempted to mitigate the effects of increased costs from rising crude oil prices by passing them on to the customers, but the ability to do so is limited because of market conditions and government control over the pricing of refined oil products. Since there is a time-lag between increases in crude oil prices and increases in petrochemical product prices, higher costs cannot be totally offset by raising the selling prices. In addition, the State also imposes control over the distribution of some petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as subsidiaries of Sinopec Corp). Hence, when crude oil prices are high, the higher costs cannot be totally offset by raising the selling prices of the Group’s petroleum products.

(3)	Modest capital expenditures and financing requirements are required for the Group’s development plans, presenting a number of risks and uncertainties

The petrochemical industry is a capital-intensive industry. The Group’s ability to maintain and raise income, net income and cash flows is closely connected with ongoing capital expenditures. The Group’s capital expenditures are estimated to amount to approximately RMB 1,500 million in 2020, which will be met by financing activities and by internal funding. The Group’s effective capital expenditures may vary significantly due to the Group’s ability to generate sufficient cash flows from operations, investments and other factors that are beyond control. Furthermore, there is no assurance as to the completion, cost or outcome of the Group’s fund-raising projects.

The Group’s ability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial conditions and cash flow in the future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market, and issuance of government approval documents, as well as other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have a negative impact on the Group’s business, operating results and financial condition.

(4)	The Group’s business operations may be affected by existing or future environmental protection regulations

The Group is subject to a number of environmental protection laws and regulations in China. Waste products (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations fully comply with all applicable Chinese environmental protection laws and regulations. However, the Chinese government may further enforce stricter environmental standards, and the Group cannot assure that the central or local governments will not issue more regulations or enforce stricter regulations which may cause the Group to incur additional expenses on environmental protection measures.

(5)	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes on the Chinese political and economic situations. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar fluctuates daily. In addition, the Chinese government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. A small portion of our cash and cash equivalents are denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenue is denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Securities.

(6)	Connected transactions may have an adverse impact on the Group’s business and economic efficiency

The Group will, from time to time, continue to conduct transactions with the Group’s controlling shareholder Sinopec Corp. and Sinopec Corp.’s controlling shareholder Sinopec Group as well as their connected parties (subsidiaries or associates). These connected transactions include the provision of the following services by such connected parties to the Group: raw materials purchases, agency sale of petrochemical products, construction, installation and engineering design services, petrochemicals industry insurance services and financial services, and the sale of petroleum and petrochemical products by the Group to Sinopec Corp. and its connected parties. These connected transactions and services conducted by the Group are carried out under normal commercial terms and in accordance with the relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be adversely impacted. Furthermore, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or which may compete with the Group’s business.

Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group’s interests.

(7)	Risks associated with control by the majority shareholder

Sinopec Corp., the controlling shareholder of the Company, owns 5,460,000,000 shares of the Company, which represents 50.44% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group’s production operations, fund allocations, appointment or removal of senior staff and so forth, thereby adversely affecting the Group’s production operations as well as minority shareholders’ interests.

5.8	Non-fundraising projects

In 2019, the capital expenditures of the Group amounted to RMB 1,820 million, representing a increase of 80.02% as compared with RMB 1,011 million in 2018. Major projects include the following:

Major Project	Total amount of project investment RMB’ 00,000,000	Amount of project investment during the Reporting Period RMB’ 00,000,000	Project progress as at 31 December 2019
Oil cleaning project 400,000 tons/year clean gasoline components units	7.82	4.20	Under construction
Second stage of PAN (Polyacrylonitrile) based carbon fiber project with annual production of 1500 tons	3.23	2.10	Under construction
Function Reconstruction of Emergency Shut-off Valve in the Tank Area of the Storage and Transportation Department	0.77	0.54	Under construction
Separation of Waste and Clear Water Project in the Tank Area of Storage and Transportation Department	0.64	0.38	Under construction
Upgraded Factory Facilities Reconstruction of Bunker Fuel Oil	0.48	0.38	In Operation
Equity Investment in Power Distribution Companies	4.00	3.20	In Progress

Note: In addition to the major capital expenditure items disclosed in the above table, the total capital expenditure of other projects of the company is RMB 740 million.

The Group’s capital expenditures for 2020 are estimated at approximately RMB 1,500 million.

5.9	Plan for profit distribution of ordinary shares or capital reserve capitalization

5.9.1	Cash Dividend Policy and its formulation, implementation or adjustment

In 2016, the Company made amendments to its cash dividend policy in the Articles of Association of Sinopec Shanghai Petrochemical Company Limited (the “Articles of Association”) and its appendices. The proposed amendments to the Articles of Association were considered and approved at the annual general meeting of 2015 held on 15 June 2016. According to Article 207 of the Articles of Association:

1.

The Company should place emphasis on delivering reasonable return on investments to the investors. The Company shall pay due attention to the opinions of minority shareholders through various channels when allocating its profits. The profits distribution policy of the Company shall be consistent and stable, taking into account the long-term interests of the Company, the overall interests of all shareholders and the Company’s sustainable development.

2.

The Company may distribute dividends in the following forms: cash, shares or other forms permitted by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution.

3.

The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash flows for its operation and sustainable development. The cash dividends per annum should not be less than thirty (30) percent of the net profit of the Company in the current year.

4.

The Company may adjust its profits distribution policy referred to in sub-paragraphs (2) and (3) of this Article in case of war, natural disasters or other force majeure, or where changes to the external environment of the Company result in material impact on the production and operation of the Company, or where there are significant changes in the Company’s own operations or financial conditions, or where the Board considers it necessary. Independent directors shall issue independent opinions on the adjustment of the profits distribution policy whilst the Board shall discuss the rationality of such adjustment in detail and form a resolution which shall be submitted to shareholders’ meeting for approval by way of special resolution. The convening of the shareholders’ meeting shall comply with regulatory provisions in the place where the Company’s shares are listed.

5.

The management of the Company shall formulate the annual profits distribution plan and submit such plan to the Board for consideration. Independent directors shall issue independent opinions on such plan and the Board shall form a resolution which shall be submitted for approval by shareholders’ meeting. If the conditions for the distribution of cash dividends have been satisfied and the Company does not propose a cash dividends distribution plan or does not propose such plan in compliance with the sub-paragraph (3) of this Article, independent directors shall issue independent opinions whilst the Board shall give specific explanation regarding such arrangement and form a resolution which shall be submitted to shareholders’ meeting for approval and make relevant disclosures. The plan for half-yearly dividends distribution of the Company shall comply with Article 215 of the Articles of Association.

5.9.2	Plan for profit distribution or capitalisation of capital reserves for the Reporting Period

In 2019, the net profit attributable to equity shareholders of the Company amounted to RMB2,213,716 thousand under CAS (net profit of RMB2,215,728 thousand under IFRS). In accordance with the 2019 Profit Distribution Plan approved by the Board on 25 March 2020, the Company proposed to distribute a Final Dividend of RMB0.12 per share (including tax) based on the total issued share as at dividend payout date. The 2019 Profit Distribution Plan will be implemented subject to approval at the AGM. The date and time of the AGM and the book closure arrangement will be announced later. The Notice of the AGM will be announced separately in accordance with the Articles of Association of the Company. The Notice of the AGM, the accompanying circular and proxy form will be despatched to holders of H shares in accordance with the Hong Kong Listing Rules.

Subject to the passing of the resolution by the shareholders of the Company at the AGM, the Final Dividend is expected to be distributed on or around Tuesday, 21 July 2020 to shareholders whose names appear on the register of members of the Company’s H shares at the close of business on Monday, 29 June 2020. The Final Dividend is denominated and declared in Renminbi. The Final Dividend payable to the holders of the Company’s A shares shall be paid in Renminbi while those payable to the holders of the Company’s H shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rates for Hong Kong dollars as announced by the Foreign Exchange Trading Centre of the PRC one calendar week prior to the approval of the Final Dividend at the AGM.

The Company is expected to close the register of members of the Company’s H shares from Wednesday, 24 June 2020 to Monday, 29 June 2020 (both days inclusive), during which period no transfer of H shares will be registered in order to confirm the shareholders’ entitlement to receive the Final Dividend. The holders of the Company’s H shares who wish to receive the Final Dividend should lodge the transfer documents and relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Tuesday, 23 June 2020.

The record date for dividend distribution, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be announced separately.

5.9.3	Plan or scheme of dividends distribution of ordinary shares, plan or scheme of capitalization of capital reserves of the Company in the past three years (including the Reporting Period)

						Unit: RMB’ 000
			Amount of
Year of	Amount of bonus	Amount of dividend for	capitalization for	Amount of cash	Net profit attributable to owners of	Percentage of net profit attributable
dividend	shares for every 10	every 10 shares (RMB)	every 10 shares	dividend	the listed company in the	to owners of the listed company in
payment	shares (share)	(including tax)	(share)	(including tax)	consolidated statement for the year	the consolidated statement (%)
2019	0	1.2	0	1,298,857.62	2,213,716	58.67
2018	0	2.5	0	2,705,953.38	5,277,186	51.28
2017	0	3.0	0	3,247,144.05	6,141,558	52.87

5.10	The Company’s disclosure on the fulfillment of its corporate social responsibility

5.10.1	Fulfillment of corporate social responsibility

For the Company’s performance of corporate social responsibility in 2019 and the Company’s 2019 Environmental, Social and Governance Report, please refer to the “2019 Corporate Social Responsibility Report of Sinopec Shanghai Petrochemical Company Limited” published by the Company on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

5.10.2	Environmental protection situation of pollutant-discharging companies and their key subsidiaries as announced by the Ministry of Environmental Protection

The Company is one of the contaminating enterprises under Intensive Monitoring and Control by the State proclaimed by the Ministry of Environmental Protection. According to Measures for Self-Monitoring and Information Disclosure by the Enterprises subject to Intensive Monitoring and Control of the State (Trial Implementation), the Company has disclosed to the public on the website of the Shanghai Environmental Protection Bureau the sites of the source of pollution, pollutant types and concentration of pollution which are subject to intensive monitoring and control of the State.

The Company, as a manufacturing enterprise in the petrochemical industry, consistently places environmental protection as its priority. It continues to receive ISO14001 Environmental Management System Certification. In January 2013, it received certifications from the Shanghai Audit Center of Quality including quality (GB/T19001: 2008), environment (GB/T24001: 2004) and occupational health and safety (GB/T28001: 2011). On 16 September 2019, the continued use of the title “All-China Environmentally Friendly Enterprise” was approved.

In 2019, the Group continued to improve the management of environmental protection system in an effort to build a green enterprise. By actively fulfilling the main responsibility of environmental protection, the Group comprehensively promoted green development and conscientiously implemented the requirements of “the Seventh Environmental Protection Three-Year Action Plan”, “Shanghai Clean Air Action Plan (2018-2022)” and “Jinshan District Environmental Comprehensive Remediation Action Plan”. The Group also improved its goal and short- and long-term development direction based on the regional VOCs concentration, addressed root causes and advanced environmental protection rectification, the establishment of green enterprise and verification and check-and-accept of clean production to fight resolutely against pollution and win the battle of defending the blue sky.

In 2019, the Company actively organized and implemented the environmental protection potential hazard management projects. Emission volume of sulfur dioxide, nitrogen oxides and VOCs decreased by 7.14%, 12.70% and 7.21%, respectively compared to last year.

In 2019, both the compliance rate on waste water and waste gas emission were 100%, and all hazardous wastes were disposed of properly with a rate of 100%. The Company continuously implemented LDAR work and achieved continuous emission reduction of VOCs, meeting the emission reduction standard set by Shanghai Environmental Protection Bureau. In 2019, the Company had inspected a total of 2,077,440 points/times for the sealing points in production equipment, and the number of leaking points detected was 5,952, of which 5,709 points were repaired, achieving a repair rate of 95.90%.

In 2019, the Company paid RMB18.04 million of environmental tax to Tax Bureau of Jinshan District.

In 2019, the Company received 3 administrative penalty decisions (all happened in 2018) issued by the Shanghai Municipal Bureau of Ecology and Environment, involving a total fine of RMB2.15 million. The main reason for the penalties was that the monitored emissions of on-site organized exhaust outlets exceeded standard.

No.	Event	Rectification

1	On 24 July 2018, the monitored emissions of the Acrylic Fiber Department carbon fiber device surface treatment exhaust gas discharge port and the RTO exhaust gas discharge port exceeded standard

(1)   Process optimization. Bring together production department, safety and environmental department, equipment department, device, technology supplier and design unit to adjust and optimize process and control fluctuation in oriented precursors production process.

(2)   The volatile gas of the electrolyte in the electrolyzer is collected and transported to the pickling tower for pickling, and discharged after meeting standard. At the same time, based on the source control, table tennis is added in the electrolyzer to reduce material evaporation and reduce the concentration of ammonia pollutants;

(3)   After the rectification, self-test, third-party inspection and re-testing by the team leader were up to standard.

2	On 5 December 2018, the monitored emissions of the polymerization waste gas collection tower outlet of Acrylic Fiber south unit exceeded standard

       Optimize the maintenance method of plate heat exchanger. Before disassembling the plate heat exchanger, rinse the plate gap with pure water to prevent the acrylonitrile monomer from being carried out with the heat exchanger and strictly control the volatilization of unreacted materials. After the rectification, self-test, third-party inspection and retesting by the team leader were up to standard.

3	On 11 December 2018, the monitored emissions of the exhaust gas discharge port of the Acrylic Fiber Station, Environment Water Department exceeded standard

(1)   Strengthen communication with the Acrylic Fiber Department, control the discharge of high-concentration acrylonitrile wastewater, and ensure that the concentration of acrylonitrile in the acrylic wastewater station is stable within a certain range.

(2)   Carry out research on improvement of acrylic fiber wastewater treatment process. The anaerobic biochemical, ultraviolet photolysis or catalytic oxidation process is used to achieve acrylonitrile digestion in the wastewater tank, thereby effectively reducing the amount of acrylonitrile entering the exhaust system and achieving stable compliance with the exhaust gas treatment device.

(3)   After the rectification, self-test, third-party inspection and re-testing by the team leader were up to standard.

6	MAJOR EVENTS AND OTHERS

6.1	Continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules

During the Reporting Period, pursuant to the Mutual Product Supply and Sales Services Framework Agreement entered into with the controlling shareholder of the Company on 23 August 2016, Sinopec Corp., and the de facto controller, Sinopec Group, the Company purchased raw materials from Sinopec Group, Sinopec Corp. and their associates and sold petroleum products and petrochemicals and leased properties to Sinopec Corp. and its associates, and Sinopec Corp. and its associates provided agency sales services for petrochemical products to the Company. Pursuant to the Comprehensive Services Framework Agreement entered into with the Company’s de facto controller, Sinopec Group, on 23 August 2016, the Company obtained construction and installation, engineering design, petrochemical industry insurance and financial services from Sinopec Group and its associates. The transactions under the above mentioned Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules and constituted ongoing related party transactions under the Shanghai Listing Rules. The Company disclosed the two agreements and the respective continuing connected transactions (i.e. ongoing related party transactions, same below) under the agreements in an announcement dated 23 August 2016 and a circular dated 2 September 2016. These two agreements and the respective continuing connected transactions under the agreements together with the associated annual caps from 2017 to 2019 were considered and approved at the first extraordinary general meeting for 2016 held on 18 October 2016.

During the Reporting Period, the relevant continuing connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement. The transaction amounts of the relevant connected transactions did not exceed the annual caps in relation to the respective continuing connected transactions approved at the first extraordinary general meeting for 2016.

As the above-mentioned framework agreement expired on 31 December 2019, to ensure that the normal operation of the Company is not affected, the Company renewed the Mutual Product Supply and Sales Services Framework Agreement with Sinopec Group and Sinopec Corp. and the Comprehensive Services Framework Agreement with Sinopec Group on 23 October 2019, and intended to continue the above-mentioned continuing connected transactions from 2020 to 2022, valid for three years until 31 December 2022. The Company disclosed the two agreements and the respective continuing connected transactions under the agreements in an announcement dated 23 October 2019 and a circular dated 13 November 2019. These two agreements and the respective continuing connected transactions under the agreements together with the associated annual caps from 2020 to 2022 were considered and approved at the first extraordinary general meeting for 2019 held on 10 December 2019.

The table below sets out the transaction amounts of the Company’s continuing connected transactions with Sinopec Corp. and Sinopec Group during the Reporting Period:

				Unit: RMB’ 000

Type of connected transaction	Connected person	Annual cap for 2019	Transaction amount during the Reporting Period	Percentage of the transaction amount of the same type of transaction (%)
Mutual Product Supply and Sales Services Framework Agreement
Purchases of raw materials	Sinopec Group, Sinopec Corp. and their associates	80,286,000	55,385,078	78.63%
Sales of petroleum products and petrochemicals	Sinopec Corp. and its associates	102,914,000	58,996,676	58.79%
Property leasing	Sinopec Corp. and its associates	36,000	31,972	41.86%
Agency sales of petrochemical products	Sinopec Corp. and its associates	240,000	125,619	100.00%
Comprehensive Services Framework Agreement
Construction, installation and engineering design services	Sinopec Group and its associates	3,444,000	143,560	23.92%
Petrochemical industry insurance services	Sinopec Group	180,000	108,223	100.00%
Financial services	Associate of Sinopec Group (Sinopec Finance)	200,000	1,295	0.33%

On 31 December 2018, the Company entered into an asset leasing agreement (the “Lease Agreement”) with Baishawan branch of Sinopec Petroleum Reserve Company Limited (the “Baishawan Branch”), a wholly owned subsidiary of the Company’s de facto controller, Sinopec Group. Pursuant to the Lease Agreement, the Company rents the oil tanks and ancillary equipment from the Baishawan Branch at an annual rent up to RMB95.0 million (including VAT) with the leasing period from 1 January 2019 to 31 December 2019. The Lease Agreement was considered and approved at the 14th meeting of the Ninth Session of the Board on 28 December 2018. Related announcements were published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 28 December 2018, as well as on “Shanghai Securities News” and “China Securities Journal” on 29 December 2018. During the Reporting Period, the Company incurred leasing costs of RMB82.00 million (including VAT).

On 27 December 2019, a storage service agreement among the Company, Sinopec Petroleum Reserve Company Limited of Sinopec Group and Baishawan Branch (the “Storage Service Agreement”) was considered and approved at the 19th meeting of the Ninth Session of the Board and was entered into on 31 December 2019. Pursuant to the Storage Service Agreement, the Baishawan Branch provides storage services to the Company for one year, with leasing period from 1 January 2020 to 31 December 2020 and the annual maximum storage fees of RMB114.0 million (including VAT). Related announcements were published on the official websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 27 December 2019, as well as on “Shanghai Securities News” and “China Securities Journal” on 28 December 2019.

Connected transactions under Chapter 14A of the Hong Kong Listing Rules

On 28 December 2018, the Company entered into a technical service agreement with Petro-CyberWorks Information Technology Co., Ltd. (“PCITC”), a non wholly-owned subsidiary of the Company’s de facto controller, Sinopec Group. Pursuant to the technical service agreement, the Company appointed PCITC to implement the design, construction, operation and maintenance of smart plant project for a total amount of RMB30,580,000 (inclusive of tax). The term of the technical service agreement starts from the date of signing by both parties, and the main function construction was completed in February 2020. Related announcements were published on the official websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 28 December 2018, as well as on “Shanghai Securities News” and “China Securities Journal” on 29 December 2018.

The transactions between the Company and Sinopec Group, Sinopec Corp. and their associates as disclosed in Note 28 to the financial statements prepared under IFRS in the 2019 annual report of the Company constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules. The above-mentioned continuing connected transactions have been disclosed in accordance with Chapter 14A of the Hong Kong Listing Rules.

6.2	Compliance of code of corporate governance practices

The Company applied all applicable code provisions set out in the Corporate Governance Code contained in Appendix 14 to the Hong Kong Listing Rules.

The Directors are of the opinion that, during the Reporting Period, the Company complied with all applicable code provisions set out in the Corporate Governance Code.

The Directors are of the opinion that, during the Reporting Period, the Company complied with all applicable code provisions set out in the Environment, Social and Governance Reporting Guide contained in Appendix 27 to the Hong Kong Listing Rules. Please refer to the 2019 Corporate Social Responsibility Report of the Company for more details.

6.3	Compliance of Model Code for Securities Transactions

The Company has adopted and implemented the Model Code for Securities Transactions to regulate securities transactions of the Directors and Supervisors. After making specific enquiries with all the Directors and Supervisors, the Company obtained written confirmations from each Director and Supervisor that they have fully complied with the Model Code for Securities Transactions during the Reporting Period.

The Model Code for Securities Transactions is also applicable to the senior management of the Company who are in possession of unpublished price sensitive information of the Company. No incident of non-compliance of the Model Code for Securities Transaction by the senior management was noted by the Company.

6.4	Purchase, sale and redemption of the Company’s securities

During the Reporting Period, the Group did not purchase, sell or redeem any of the Company’s listed securities.

6.5	Audit Committee

The audit committee of the Company has reviewed with the management the accounting principles and standards adopted by the Company, discussed matters regarding auditing, risk management, internal control and financial reporting, and reviewed the financial statements for the year ended 31 December 2019.

7	Financial Statements

7.1	Financial statements prepared under CAS

Consolidated balance sheet

As at 31 December 2019

	31 Dec 2019	31 Dec 2018
Assets	RMB’ 000	RMB’ 000
Current assets
Cash at bank and on hand	8,958,538	10,241,893
Trading financial assets	3,318,407	2,719,811
Derivative financial assets	263	7,468
Accounts receivables	1,639,916	2,297,814
Financial assets at fair value through other comprehensive income	1,540,921	1,672,431
Advances to suppliers	56,602	72,968
Other receivables	28,111	108,986
Inventories	6,754,434	8,120,875
Assets classified as held for sale	—	24,331
Other current assets	11,971	32,299

Total current assets	22,309,163	25,298,876

Noncurrent assets
Long-term equity investments	5,328,758	4,657,133
Other equity instrument	5,000	—
Investment properties	367,468	376,739
Fixed assets	11,322,850	11,670,453
Construction in progress	1,815,549	1,559,401
Right-of-use assets	23,648	—
Intangible assets	337,846	355,594
Long-term prepaid expenses	463,780	502,689
Deferred tax assets	150,832	119,075
Other noncurrent assets	3,511,234	—

Total noncurrent assets	23,326,965	19,241,084

Total assets	45,636,128	44,539,960

Consolidated Balance Sheet (Continued)

As at 31 December 2019

	31 Dec 2019	31 Dec 2018
Liabilities and shareholders’ equity	RMB’ 000	RMB’ 000
Current liabilities
Short-term borrowings	1,547,600	497,249
Derivative financial liabilities	799	11,005
Notes payables	733,900	—
Accounts payables	7,664,296	7,394,383
Contract liabilities	660,783	453,564
Employee benefits payable	189,547	128,861
Taxes payable	3,803,287	4,642,692
Other payables	867,967	785,260
Non-current liabilities that mature within one year	11,450	—

Total current liabilities	15,479,629	13,913,014

Noncurrent liabilities
Lease liabilities	10,593	—
Deferred income	130,005	140,442

Total noncurrent liabilities	140,598	140,442

Total liabilities	15,620,227	14,053,456

Equity
Share capital	10,823,814	10,823,814
Capital surplus	610,327	610,327
Other comprehensive income	17,838	10,389
Specific reserve	57,137	57,135
Surplus reserve	6,437,010	6,237,170
Undistributed profits	11,939,215	12,631,291

Total shareholders’ equity attributable to parent company	29,885,341	30,370,126

Non-controlling interests	130,560	116,378

Total equity	30,015,901	30,486,504

Total liabilities and shareholders’ equity	45,636,128	44,539,960

These financial statements have been approved by the Board on 25 March 2020.

Consolidated Income Statement

For the years ended 31 December 2019

	31 Dec 2019	31 Dec 2018
Items	RMB’ 000	RMB’ 000
1. Revenue	100,346,048	107,764,908
Less: Cost of sales	83,781,040	87,029,575
Taxes and surcharges	12,213,927	12,075,424
Selling expenses	532,455	536,914
General expenses	2,500,287	2,616,798
R&D expenses	92,964	37,261
Financial expenses—net	(348,181)	(293,429)
Including: interest expenses	53,784	79,246
interest income	(398,176)	(443,650)
Add: Other income	63,826	89,035
Investment income	953,661	878,213
Including: Share of profits of associates and joint ventures	962,593	875,597
Profit arising from changes in fair value	1,597	33,347
Credit impairment losses	59	(39)
Asset impairment losses	(70,664)	(168,655)
Gains on disposal of assets	176,324	172,508

2. Operating profit	2,698,359	6,766,774

Add: Non-operating income	20,507	47,581
Less: Non-operating expenses	64,750	65,379
3. Total profit	2,654,116	6,748,976

Less: Income tax expenses	428,963	1,471,903
4. Net profit	2,225,153	5,277,073

Attributable to shareholders of the Company	2,213,716	5,277,186
Non-controlling interests	11,437	(113)

Profit from continuing operations	2,225,153	5,277,073
Profit from discontinued operations	—	—

5. Other comprehensive income/(lossess)	7,449	(7,014)

6. Total comprehensive income	2,232,602	5,270,059

Attributable to shareholders of the Company	2,221,165	5,270,172
Non-controlling interests/ (losses)	11,437	(113)

7. Earnings per share
Basic earnings per share(RMB Yuan)	0.205	0.488
Diluted earnings per share(RMB Yuan)	0.205	0.488

These financial statements have been approved by the Board on 25 March 2020.

7.2	Financial statements prepared under IFRS

Consolidated Income Statement

For the years ended 31 December 2019

	Year ended 31 December
	2019	2018
	RMB’ 000	RMB’ 000
Revenue	100,269,667	107,688,907
Taxes and surcharges	(12,213,927)	(12,075,424)

Net Sales	88,055,740	95,613,483
Cost of sales	(86,467,995)	(89,838,977)

Gross profit	1,587,745	5,774,506

Selling and administrative expenses	(549,885)	(536,114)
Net impairment losses on financial assets	59	(39)
Other operating income	150,714	202,617
Other operating expenses	(21,925)	(32,548)
Other gains–net	153,864	176,690

Operating profit	1,320,572	5,585,112

Finance income	416,747	443,661
Finance expenses	(53,784)	(106,249)

Financial incomes-net	362,963	337,412

Share of net profit of associates and joint ventures accounted for using the equity method	972,593	885,597

Profit before income tax	2,656,128	6,808,121
Income tax expense	(428,963)	(1,471,903)

Profit for the year	2,227,165	5,336,218
Profit attributable to:
– Owners of the Company	2,215,728	5,336,331
– Non-controlling interests	11,437	(113)

	2,227,165	5,336,218

Earnings per share attributable to owners of the Company for the year (expressed in RMB per share) Basic earnings per share	RMB 0.205	RMB 0.493

Diluted earnings per share	RMB 0.205	RMB 0.493

Consolidated Statement of Comprehensive Income

For the years ended 31 December 2019

	Year ended 31 December
	2019	2018
	RMB’ 000	RMB’ 000
Profit for the year	2,227,165	5,336,218
Other comprehensive income/(losses)
Items that may be reclassified to profit or loss
Share of other comprehensive income/(losses) of associates and joint ventures accounted for using the equity method	7,449	(7,014)

Other comprehensive income/(losses) for the year, net of tax	7,449	(7,014)

Total comprehensive income for the year	2,234,614	5,329,204

Attributable to:
- Owners of the Company	2,223,177	5,329,317
- Non-controlling interests	11,437	(113)

Total comprehensive income for the year	2,234,614	5,329,204

Consolidated Balance Sheet

As at 31 December 2019

	As at 31 December
	2019	2018
	RMB’ 000	RMB’ 000
Asset
Non-current assets
Lease prepayments and other non-current assets	481,414	858,283
Property, plant and equipment	11,300,797	11,646,390
Right-of-use assets	343,860	—
Investment properties	367,468	376,739
Construction in progress	1,815,549	1,559,401
Investments accounted for using the equity method	5,208,758	4,527,133
Deferred income tax assets	150,832	119,075
Financial assets at fair value through other comprehensive income	5,000	—
Time deposits with banks	3,511,234	—

	23,184,912	19,087,021

Current assets
Inventories	6,754,434	8,120,875
Financial assets at fair value through other comprehensive income	1,540,921	1,672,431
Financial assets at fair value through profit or loss	3,318,670	2,727,279
Trade receivables	120,739	81,990
Other receivables	26,101	105,803
Prepayments	23,767	38,025
Amounts due from related parties	1,565,993	2,286,249
Cash and cash equivalents	7,449,699	8,741,893
Time deposits with banks	1,508,839	1,500,000
Assets classified as held for sale	—	24,331

	22,309,163	25,298,876

Total assets	45,494,075	44,385,897

Equity and liabilities
Equity attributable to owners of the Company
Share capital	10,823,814	10,823,814
Reserves	19,039,474	19,522,249

	29,863,288	30,346,063

Non-controlling interests	130,560	116,378

Total equity	29,993,848	30,462,441

Consolidated Balance Sheet (Continued)

As at 31 December 2019

	As at 31 December
	2019 RMB’ 000	2018 RMB’ 000
Liabilities
Non-current liabilities
Lease liabilities	10,593	—
Deferred income	10,005	10,442

	20,598	10,442

Current liabilities
Borrowings	1,547,600	497,249
Lease liabilities	11,450	—
Financial liabilities at fair value through profit or loss	799	11,005
Contract liabilities	655,117	446,702
Trade and other payables	7,330,000	8,090,228
Amounts due to related parties	5,708,394	4,567,814
Income tax payable	226,269	300,016

	15,479,629	13,913,014

Total liabilities	15,500,227	13,923,456

Total equity and liabilities	45,494,075	44,385,897

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 December 2019

1	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

(a)	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2019:

•	IFRS 16 ‘Leases’

•	IFRIC 23 ‘Uncertainty over Income Tax Treatments’

•	Annual Improvements to IFRS Standards 2015-2017 cycle

•	Amendments to IFRS 9 ‘Prepayment Features with Negative Compensation’

•	Amendments to IAS 28 ‘Long-team interests in Associated and Joint Ventures’, and

•	Amendments to IAS 19 ‘Plan Amendment, Curtailment or Settlement’.

The Group had to change its accounting policies as a result of adopting IFRS 16. The Group elected to adopt the new rules retrospectively but recognized the cumulative effect of initially applying the new standard on 1 January 2019, which was disclosed in Note 2. The other amendments listed above did not have any significant impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

(b)	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2019 reporting periods and have not been early adopted by the Group:

•	Amendments to IFRS 3 ‘Business Combinations’, effective for the accounting period beginning on or after 1 January 2020;

•	Amendments to conceptual Framework of IASB, effective for the accounting period beginning on or after 1 January 2020;

•

Amendments to IAS 1 ‘Presentation of Financial Statements’ and IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, effective for the accounting period beginning on or after 1 January 2020;

•	IFRS 17 ‘Insurance Contracts’, effective for the accounting period beginning on or after 1 January 2021;

•	Amendments to IFRS 10 and IAS 28 ‘Sale or contribution of assets between an investor and its associate or joint venture’.

The new standards and interpretations that are not yet effective are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

2	CHANGES IN ACCOUNTING POLICIES

This note explains the impact of the adoption of IFRS 16 ‘Leases’ on the Group’s financial statements.

As indicated in Note 1(a) above, the Group has adopted IFRS 16 ‘Leases’ retrospectively from 1 January 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on 1 January 2019. The new accounting policies are disclosed in Note2.1 below.

2.1	Impact of adoption

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 ‘Leases’. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2019. The lessee’s incremental borrowing rate applied to the lease liabilities on 1 January 2019 was from 4.35% to 4.90%.

(a)	Measurement of lease liabilities

RMB’ 000
Operating lease commitments disclosed as at 31 December 2018	84,746
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	77,046
(Less): short-term leases recognized on a straight-line basis as expense	(315)

Lease liability recognized as at 1 January 2019	76,731

Of which are:
Current lease liabilities	74,093
Non-current lease liabilities	2,638

(b)	Measurement of right-of-use assets

Right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as at 31 December 2018. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

(c)	Adjustments recognized in the balance sheet on 1 January 2019

The change in accounting policy affected the following items in the balance sheet on 1 January 2019:

•	right-of-use assets – increase by RMB 411,878 thousand

•	lease prepayment and other non-current assets – decreased by RMB 335,026 thousand

•	prepayments – decrease by RMB 121 thousand

•	lease liabilities – increase by RMB 76,731 thousand

(d)	Impact on segment disclosures

As at 31 December 2019, allocated assets and allocated liabilities increased as a result of the change in accounting policy. Right-of-use assets and lease liabilities are now included in segment assets and liabilities. The following segments were affected by the change in policy:

	Allocated assets	Allocated liabilities
	RMB’ 000	RMB’ 000
Synthetic fibres	9,047	536
Resins and plastics	50,006	5,177
Intermediate petrochemical products	46,320	2,738
Petroleum products	236,531	13,371
Trading of petrochemical products	13	—
Others	1,943	221

	343,860	22,043

(e)	Practical expedients applied

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	applying a single discount rate to a portfolio of leases with reasonably similar characteristics, and

•	accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’.

2.2	Lessor accounting

The Group did not need to make any adjustments to the accounting for assets held as lessor under operating leases as a result of the adoption of IFRS 16.

2.3	The Group’s leasing activities and how these are accounted for

The Group leases various land, buildings, equipment, vehicles and others. Rental contracts of buildings, equipment, vehicles and others are typically made for fixed periods of 1 to 30 years. Land use rights are typically made for fixed periods of 30 to 50 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Until the 2018 financial year, leases of property, plant and equipment were classified as either finance leases or operating leases. From 1 January 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable,

•	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date,

•	amounts expected to be payable by the Group under residual value guarantees,

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the Group:

•	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

•	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third party financing, and

•	makes adjustments specific to the lease, eg term, country, currency and security.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability,

•	any lease payments made at or before the commencement date less any lease incentives received,

•	any initial direct costs, and

•	restoration costs.

Right-of-use assets are measured at cost comprising the following:

Land use rights	30-50 year
Buildings	1-30 year
Equipment	1-2 year
Vehicles and others	1-5 year

Payments associated with short-term leases of equipment and vehicles are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

3	FINANCE INCOME AND EXPENSES

	2019	2018
	RMB’ 000	RMB’ 000
Net foreign exchange gain	18,571	—
Interest income	398,176	443,661
Finance income	416,747	443,661

Interest on bank and other borrowings	(59,378)	(84,425)

Less: amounts capitalized on qualifying assets	5,594	5,179
Net interest expense	(53,784)	(79,246)
Net foreign exchange loss	—	(27,003)

Finance expenses	(53,784)	(106,249)

Finance income-net	362,963	337,412

4 EXPENSE BY NATURE

	2019	2018
	RMB’ 000	RMB’ 000
Cost of raw material	57,101,961	56,601,977
Cost of trading products	21,566,364	26,392,366
Employee benefit expenses	3,147,372	2,888,572
Depreciation and amortization	1,736,790	1,807,613
Repairs and maintenance expenses	1,089,829	1,265,919
Change of goods in process and finished goods	446,779	(277,403)
Transportation costs	297,416	326,553
External processing fee	215,288	185,164
Sales commissions	125,641	139,954
Depreciation charge of right-of-use assets	101,998	—
Inventory write-down	70,178	86,003
Auditors’ remuneration - audit services	7,800	7,800
Leasing expenses	2,961	96,520
Impairment loss	486	82,652
Other expenses	1,107,017	771,401

Total cost of sales, selling and administrative expenses	87,017,880	90,375,091

5	INCOME TAX

	2019	2018
	RMB’ 000	RMB’ 000
- Current income tax	460,720	1,471,671
- Deferred taxation	(31,757)	232

Income tax expense	428,963	1,471,903

A reconciliation of the expected income tax calculated at the applicable tax rate and total profit, with the actual income tax is as follows:

	2019	2018
	RMB’ 000	RMB’ 000
Profit before income tax	2,656,128	6,808,121
Expected PRC income tax at the statutory tax rate of 25%	664,032	1,702,032
Tax effect of share of profit of investments accounted for using the equity method	(239,562)	(218,024)
Tax effect of other non-taxable income	(14,959)	(17,270)
Tax effect of non-deductible loss, expenses and costs	42,906	20,123
True up for final settlement of enterprise income taxes in respect of previous years	(2,618)	12,678
Tax losses for which no deferred income tax asset was recognized	9,578	10,017
Utilization of previously unrecognized tax losses	(30,414)	(37,653)

Actual income tax	428,963	1,471,903

The provision for PRC income tax is calculated at the rate of 25% (2018: 25%) on the estimated taxable income of the year ended 31 December 2019 determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income taxes.

6	Earnings per share (a) Basic

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.

	2019	2018
	RMB’ 000	RMB’ 000
Net profit attributable to owners of the Company	2,215,728	5,336,331

Weighted average number of ordinary shares in issue (thousand of shares)	10,823,814	10,823,497

Basic earnings per share (RMB per share)	RMB 0.205	RMB 0.493

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

As at 31 December 2019 and 31 December 2018, there were no potential dilutive ordinary shares due to no outstanding share option.

7	Leases

(a)	Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	As at	As at
	31 December 2019	1 January 2019
	RMB’ 000	RMB’ 000
Right-of-use assets
Land use rights	320,212	335,026
Buildings	22,205	12,233
Equipment	168	63,471
Others	1,275	1,148

	343,860	411,878

Lease liabilities
Current	11,450	74,093
Non-current	10,593	2,638

	22,043	76,731

For the year ended 31 December 2019, additions to the right-of-use assets were RMB 33,980 thousand.

(b)	Amounts recognized in the income statement

The income statement shows the following amounts relating to leases:

	2019	2018
	RMB’ 000	RMB’ 000
Depreciation charge of right-of-use assets
Land use rights	(14,814)	—
Buildings	(12,541)	—
Equipment	(74,025)	—
Others	(618)	—

	(101,998)	—

Interest expense (included in finance cost)	(2,570)	—
Expense relating to short-term leases (included in Cost of sales)	(2,961)	—

The total cash outflow for leases in 2019 was RMB 94,441 thousand.

8	Dividend

An annual dividend in respect of the year ended 31 December 2019 of RMB 0.12 per share, amounting to a total dividend of RMB 1,298,858 thousand, was approved by the Board on 25 March 2020. This financial statement has not reflected such dividend payable.

9	TRADE AND OTHER RECEIVABLES

	As at 31 December
	2019	2018
	RMB’ 000	RMB’ 000
Trade receivables	120,739	82,044
Less:impairment provision	—	(54)

	120,739	81,990

Amounts due from related parties excluded prepayments	1,521,187	2,219,007

	1,641,926	2,300,997

Other receivables	26,101	105,803

	1,668,027	2,406,800

For the year ended 31 December 2019, certain associates and joint ventures of the Group declared dividends with total amount of RMB 594,868 thousand to the Group (2018: RMB 811,473 thousand). As at 31 December 2019 and 31 December 2018, all these declared dividends had been received by the Group.

As at 31 December 2019, interest receivable amounted RMB 10,927 thousand was included in the balance of other receivables (31 December 2018: RMB 79,224 thousand).

Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.

The aging analysis based on invoice date of trade receivables and amounts due from related parties excluded prepayments (net of allowance for doubtful debts) is as follows:

	As at 31 December
	2019	2018
	RMB’ 000	RMB’ 000
Within 1 year	1,641,926	3,973,388
1-2 year	—	29
2-3 year	—	11

	1,641,926	3,973,428

Movements of the Group’s impairment provision for trade and other receivables are as follows:

	2019	2018
	RMB’ 000	RMB’ 000
As at 1 January	198	1,053
(Reversal)/provision for receivables impairment	(59)	39
Receivables written off during the year as uncollectible	—	(894)

As at 31 December	139	198

As at 31 December 2019 and 31 December 2018, no trade receivable was pledged as collateral.

Sales to third parties are generally on cash basis or on letter of credit. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

10	Borrowings

	As at 31 December
	2019	2018
	RMB’ 000	RMB’ 000
Credit loans due within one year
- Short term bank loans	1,547,600	497,249

The weighted average interest rate for the Group’s borrowings was 3.35% for the year ended 31 December 2019 (2018: 3.63%).

As at 31 December 2019, no borrowings were secured by property, plant and equipment (31 December 2018: Nil).

11	Trade and other payables

	As at 31 December
	2019	2018
	RMB’ 000	RMB’ 000
Trade payables	2,142,402	2,922,998
Bills payables	673,900	—
Prepayments of related parties	5,708,394	4,567,814

	8,524,696	7,490,812

Staff salaries and welfares	189,547	128,861
Taxes payable (exclude income tax payable)	3,577,018	4,342,676
Interest payable	1,686	5,952
Dividends payable	29,144	26,488
Construction payable	277,184	334,249
Other liabilities	439,119	329,004

	4,513,698	5,167,230

	13,038,394	12,658,042

As at 31 December 2019 and 31 December 2018, all trade and other payables of the Group were non-interest bearing, and their fair value approximated their carrying amounts due to their short maturities.

Majority of amount due to related parties were trade payable for purchasing crude oil from related parties.

As at 31 December 2019, the ageing analysis of the trade payables (including bills payables and amounts due to related parties with trading nature) based on invoice date was as follows:

	As at 31 December
	2019	2018
	RMB’ 000	RMB’ 000
Within one year	8,509,327	7,451,168
Between one and two years	11,209	25,231
Over two years	4,160	14,413

	8,524,696	7,490,812

12 SEGMENT INFORMATION

			Intermediate		Trading of
	Synthetic	Resins and	petrochemical	Petroleum	petrochemical	Other
	fibers	plastics	products	products	products	segments	Total
2019	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000
Total segment revenue	2,200,229	10,304,812	24,698,643	66,754,731	21,881,214	1,502,840	127,342,469
Inter - segment revenue	—	(141,101)	(14,187,500)	(11,868,026)	(175,200)	(700,975)	(27,072,802)

Revenue from external customers	2,200,229	10,163,711	10,511,143	54,886,705	21,706,014	801,865	100,269,667

Timing of revenue recognition
At a point in time	2,200,229	10,163,711	10,511,143	54,886,705	21,695,864	801,865	100,259,517
Over time	—	—	—	—	10,150	—	10,150

	2,200,229	10,163,711	10,511,143	54,886,705	21,706,014	801,865	100,269,667

Total gross (loss)/profit	(501,062)	542,015	649,435	750,850	121,193	25,314	1,587,745

			Intermediate		Trading of
	Synthetic	Resins and	petrochemical	Petroleum	petrochemical	Other
	fibers	plastics	products	products	products	segments	Total
2018	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000
Total segment revenue	2,225,594	10,868,758	26,327,039	66,009,608	27,650,410	1,488,856	134,570,265
Inter - segment revenue	—	(138,481)	(13,923,959)	(11,037,010)	(1,090,056)	(691,852)	(26,881,358)

Revenue from external customers	2,225,594	10,730,277	12,403,080	54,972,598	26,560,354	797,004	107,688,907

Timing of revenue recognition
At a point in time	2,225,594	10,730,277	12,403,080	54,972,598	26,537,983	797,004	107,666,536
Over time	—	—	—	—	22,371	—	22,371

	2,225,594	10,730,277	12,403,080	54,972,598	26,560,354	797,004	107,688,907

Total gross (loss)/profit	(537,590)	1,081,206	2,135,060	2,936,678	149,236	9,916	5,774,506

	2019	2018
	RMB’ 000	RMB’ 000
Segment result—Profit/(loss) from operations
Petroleum products	705,469	2,910,063
Resins and plastics	401,454	900,440
Intermediate petrochemical products	413,914	1,934,926
Trading of petrochemical products	53,214	104,900
Synthetic fibers	(540,280)	(573,503)
Others	286,801	308,286

Profit from operations	1,320,572	5,585,112

Net finance income	362,963	337,412
Share of profit of investments accounted for using the equity method	972,593	885,597

Profit before income tax	2,656,128	6,808,121

13	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Hong Kong Stock Exchange. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which are audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net profit		Net assets
	2019	2018	31 December 2019	31 December 2018
Under CAS	2,225,153	5,277,073	30,015,901	30,486,504
Adjustments under IFRS Government grants (a)	2,010	2,010	(22,053)	(24,063)
Safety production Costs (b)	2	57,135	—	—

Under IFRS	2,227,165	5,336,218	29,993,848	30,462,441

Notes in relation to the reconciliation items:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Wu Haijun Chairman

Shanghai, the PRC, 25 March 2020

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Investment and Construction Project with Annual Production of 24,000 tons of

Precursor and 12,000 tons of 48K Large Tow Carbon Fiber

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) is pleased to announce that with the continuous deepening application of large tow carbon fiber, the demand for large tow carbon fiber products has started to outstrip supply. In order to meet the domestic market demand for carbon fiber composite materials and promote technological progress of the Company’s carbon fiber business, the Company proposes to invest in a project with an annual production of 24,000 tons of precursor and 12,000 tons of 48K large tow carbon fiber (the “Investment Project”). The investment amount of the Investment Project is expected to be approximately RMB3.5 billion.

On 25 March 2020, the Company held the 21st meeting of the ninth session of the Board to consider and approve the Investment Project. The Investment Project is still subject to be submitted for consideration and approval by the shareholders at the Company’s general meeting.

The Investment Project does not constitute a connected transaction or a material asset restructuring.

Basic Information of the Investment Project

1.	Project Name: Project with 24,000 tons/year of Precursor and 12,000 tons/year of 48K Large Tow Carbon Fiber

2.	Investment Entity: Sinopec Shanghai Petrochemical Company Limited

3.

Main Details of the Investment Project: The Investment Project will use self-developed technology to build two series of precursor production lines with design capacity of 12,000 tons/year respectively; and six carbon fiber production lines with capacity of 2000 tons/year each line.

4.	Investment Amount and Source of Funding: The investment amount will be approximately RMB3.5 billion and the source of funds is the Company’s self-raised funds.

5.	Construction Period: The construction period of the Investment Project is approximately 4 years.

6.

Market Positioning and Feasibility Analysis: Carbon fiber is mainly concentrated in three fields: aerospace small tow, industrial small tow, and industrial large tow. Small tow carbon fiber focuses on aerospace, military and other fields, while large tow carbon fiber focuses on general-purpose civilian markets such as wind power blades, rail transit, and automobile of automobile. Since 2017, China’s demand for carbon fiber has continued to expand, reaching 31,000 tons in 2018 with a year-on-year growth of 32%, including 22,000 tons of imports with a year-on-year growth of 36.8%. It is expected that, the demand will exceed 50,000 tons/year by 2025, among which the demand for large tow carbon fiber will exceed 30,000 tons/year.

48K large tow carbon fiber products are the most widely used type of tows in the domestic market. The use of large tow carbon fiber is eagerly requested in different fields like domestic rail transit, automotive lightweighting, oil and gas fields, construction, UAV, large aircraft, etc., so 48K large tow carbon fiber has considerable market opportunities and enormous potential for development.

The completion of the Investment Project will be conducive to meeting the domestic market demand for carbon fiber composite materials and promoting the technological progress of the Company’s carbon fiber business. In the future, the Company will reduce costs, and stabilize product quality to improve product profitability.

Impact of the Investment Project on the Company

The Investment Project is in line with the Company’s need on its transformation and development. The successful implementation of the Investment Project will further optimize the Company’s product structure, enhance competitiveness in the carbon fiber industry, and form synergy with other products to improve the overall economic benefits of the Company. The implementation of the Investment Project will not lead to changes in the Company’s main businesses.

Risk Analysis

1.	The Investment Project is subject to be submitted for consideration and approval by the shareholders at the Company’s general meeting.

2.

This Investment Project may be affected by factors such as suppliers, engineering technology, environmental assessment, force majeure, etc., and there may be a risk of delay. The Company will timely communicate with relevant suppliers, service providers and government agencies to avoid delays. Where there is a delay, the Company will actively deploy countermeasures and minimize the loss of the Company.

3.

The large tow carbon fiber to be produced by the Investment Project is mainly oriented to the general-purpose civilian market, in which the Company will face competition from domestic and foreign companies in the future. The Company will actively deal with the market competition, strengthen the cooperation with scientific research institutions and downstream enterprises, accelerate the research and development process of downstream composite materials, actively promote the application of carbon fiber and expand the application of carbon fiber products.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Wu Haijun Chairman

Shanghai, the PRC, 25 March 2020